Fieldstone Merlin Dynamic Large Cap Growth ETF
Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF
Fieldstone UVA Dividend Growth ETF

(NYSE ARCA: ~~____)~~ ____), (NYSE ARCA: ____), (NYSE ARCA: ____)

Each A series of the
Spinnaker ETF Trust

PROSPECTUS

~~January [____],~~ [____], 2017

This prospectus contains information about the **Fieldstone Merlin Dynamic Large Cap Growth ETF, Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF,** and the **Fieldstone UVA Dividend Growth ETF** that you should know before investing. You

should read this prospectus carefully before you invest or send money, and keep it for future reference. For questions or for Shareholder Services, please call 1-800-773-38633

The securities offered by this prospectus have not been approved or disapproved by the Securities and Exchange Commission, nor has ~~not approved or disapproved these securities or~~the Securities and Exchange Commission passed upon the adequacy of this ~~Prospectus~~prospectus. Any representation to the contrary is a criminal offense.

Table of Contents

TABLE OF CONTENTS

Page

SUMMARY SECTION

FIELDSTONE MERLIN DYNAMIC LARGE CAP GROWTH ETF
(THE "FUND")

Investment Objective

The Fund seeks long-term capital appreciation.

Fees and Expenses of the Fund

The following table describes the fees and expenses that you will incur if you own shares of the Fund. The investment advisory agreement between the Fund and OBP Capital, LLC ("OBP") (the "Investment Advisory Agreement") provides that OBP will pay all operating expenses of the Fund, except interest expenses, taxes, brokerage expenses, future distribution fees or expenses, and extraordinary expenses. OBP has entered into a sub-advisory agreement with Merlin Asset Management, LLC ("~~MAM~~Merlin"), pursuant to which ~~MAM~~Merlin provides portfolio management services to the Fund.

You may also incur usual and customary brokerage commissions and other charges when buying or selling shares of the Fund, which are not reflected in the Example that follows:

Annual Fund Operating Expenses
~~(ongoing expenses that you pay each year as a percentage of the value of your investments)~~

~~Management Fees~~	~~Distribution and Service (12b-1) Fees~~	~~Other Expenses~~	~~Total Annual Fund Operating Expenses~~
~~[____]%~~	~~None~~	~~None~~	~~[__]%~~

~~**Example.** This Example is intended to help you compare the cost of owning shares of the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return~~

(ongoing expenses that you pay each year as a percentage of the value of your investment)

	~~1 Year~~0.50%	~~3 Years~~	Deleted Cells
Management fees			Deleted Cells
Other expenses[1]	~~$[ ]~~[ ]%	~~$[ ]~~	
Total annual Fund operating expenses	[ ]%		

[1] Other expenses" are based on estimated amounts for the current fiscal year and are calculated as a percentage of the Fund's net assets.

Example

This Example is intended to help you compare the cost of owning shares of the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$[ ]	$[ ]

Portfolio Turnover. The Fund may pay transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in Annual Fund Operating Expenses or in the Example, affect the Fund's performance. Portfolio turnover is expected to be between 30-50% of the average value of the Fund's portfolio; this is only an estimate, however, as the Fund has not yet commenced operation.

Principal Investment Strategies

The Fund seeks to achieve its investment objective principally by investing in the stock of 25 large cap growth firms selected by ~~MAM~~Merlin as being, in the opinion of ~~MAM~~Merlin, among the most attractive large cap growth firms, regardless of industry or sector. ~~MAM~~Merlin will seek to identify firms that are highly profitable and capable of sustainable earnings growth that ~~MAM~~MERLIN believes will outpace that of the broader market and that trades at an attractive valuation relative to its expected earnings growth. All holdings will be individual US-listed equity securities, with market capitalization typically above $5 billion.

The process of selecting attractive investment opportunities with a 3-5 year outlook is a comprehensive multivariate approach combining bottom-up, top-down and quantitative evaluation combined with a macroeconomic overlay. The Fund's growth strategy is driven by individual stock selection and is typically over weighted towards those sectors that ~~MAM~~Merlin believes to be the most attractive and represent the best opportunity for growth, both in earning and stock price, and underweighted in (or has no exposure to) the least attractive sectors during any period of time. Merlin expects that, under normal market conditions, the holdings of the Fund will allocated equally across all holdings. ~~MAM~~Merlin expects to periodically rebalance the portfolio to account for relative changes in value across the portfolio holdings.

~~Summary of~~ **Principal Investment Risks**

As with any investment, you could lose all or part of your investment in the Fund, and the Fund's performance could trail that of other investments. The Fund is subject to the principal risks noted below, any of which may adversely affect the Fund's net asset value per share ("NAV"), trading price, yield, total return and ability to meet its investment objective. Unlike many ETFs, the Fund is not an index-based ETF.

Asset Class Risk. Securities and other assets in the Fund's portfolio may underperform in comparison to the general financial markets, a particular financial market or other asset classes.

Authorized Participant Concentration Risk. Only an "Authorized Participant" (as defined in the Creations and Redemptions section of the Fund's prospectus (the "Prospectus")) may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that act as Authorized Participants. To the extent that these institutions exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other Authorized Participant is able to step forward to create or redeem Creation Units (as defined below), Fund shares may trade at a discount to NAV and possibly face trading halts and/or delisting.

Concentration Risk. The Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund's investments more than the market as a whole, to the extent that the Fund's investments are concentrated in the securities of a particular country, group of countries, region, market, industry, group of industries, sector or asset class.

Cyber Security Risk. Failures or breaches of the electronic systems of the Fund, the Fund's adviser or sub-adviser, and the Fund's other service providers, market makers, Authorized Participants or the issuers of securities in which the Fund invests have the ability to cause disruptions and negatively impact the Fund's business operations, potentially resulting in financial losses to the Fund and its shareholders. While the Fund has established business continuity plans and risk management systems seeking to address system breaches or failures, there are inherent limitations in such plans and systems. Furthermore, the Fund cannot control the cyber security plans and systems of the Fund's service providers, market makers, Authorized Participants or issuers of securities in which the Fund invests.

Equity Securities Risk. Equity securities are subject to changes in value, and their values may be more volatile than those of other asset classes. These changes in value may result from factors affecting individual issuers, industries or the stock market as a whole. In addition, equity markets tend to be cyclical which may cause stock prices to fall over short or extended periods of time.

Factor Risk. The Fund seeks to provide exposure to large-capitalization stocks based on certain quantitative investment characteristics ("factors"), including, but not limited to, cash earnings, earnings variability, leverage, price-to-book ratio and market capitalization. There can be no assurance that targeting exposure to such investment factors will enhance the Fund's performance over time. It is expected that targeting exposure to such investment factors will detract from performance in some market environments, perhaps for extended periods. In such circumstances, ~~MAM~~Merlin will seek to maintain exposure to the targeted investment factors and will not adjust the Fund's investment process to target different factors.

Geographic Risk. A natural or other disaster could occur in a geographic region in which the Fund invests, which could affect the economy or particular business operations of companies in the specific geographic region, causing an adverse impact on the Fund's investments in the affected region.

Industrials Sector Risk. The industrials sector may be adversely affected by changes in the supply of and demand for products and services, product obsolescence, claims for environmental damage or product liability and general economic conditions, among other factors.

Investment Exposure Risk. ~~MAM~~Merlin considers certain investment factors in seeking to implement the Fund's investment program. ~~MAM~~Merlin will not attempt to consider factors outside of these targeted investment factors or take defensive positions under any market conditions, including declining markets. The Fund could lose money as a result of targeting its exposure to equity markets.

Issuer Risk. Fund performance depends on the performance of individual securities to which the Fund has exposure. Changes in the financial condition or credit rating of an issuer of those securities may cause the value of the securities to decline. There is no guarantee that an issuer that paid dividends in the past will continue to do so in the future or will continue paying dividends at the same level.

Large Capitalization Risk. Large capitalization securities tend to go in and out of favor based on market and economic conditions. During a period when the demand for large capitalization securities is less than for other types of investments — for example small capitalization securities— the Fund's performance could be affected.

Management Risk. The Fund is subject to management risk, which is the risk that the investment process, techniques and risk analyses applied by ~~MAM~~Merlin will not produce the desired results, and that securities selected by ~~MAM~~Merlin may underperform the market or any relevant benchmark. ~~MAM's~~Merlin's judgments about the markets, the economy, or companies may not anticipate actual market movements, economic conditions or company performance, and these judgments may affect the return on the Fund's investments. In addition, legislative, regulatory, or tax developments may affect the investment techniques available to ~~MAM~~Merlin in connection with managing the Fund and may also adversely affect the ability of the Fund to achieve its investment objective.

Market Risk. The Fund could lose money over short periods due to short-term market movements and over longer periods during more prolonged market downturns.

Market Trading Risk. The Fund faces numerous market trading risks, including the potential lack of an active market for Fund shares, losses from trading in secondary markets, periods of high volatility and disruptions in the creation/redemption process. Unlike some ETFs that track specific indexes, the Fund does not seek to replicate the performance of a specified index. Index-based ETFs have generally traded at prices that closely correspond to NAV. Given the high level of transparency of the Fund's holdings, ~~MAM~~Merlin believes that the trading experience of the Fund should be similar to that of index-based ETFs. However, ETFs that do not seek to replicate the performance of a specified index have a limited trading history and, therefore, there can be no assurance as to whether, and/or the extent to which, the Fund's shares will trade at premiums or discounts to NAV. ANY OF THESE FACTORS, AMONG OTHERS, MAY LEAD TO THE FUND'S SHARES TRADING AT A PREMIUM OR DISCOUNT TO NAV.

Materials Sector Risk. Companies in the materials sector may be adversely impacted by the volatility of commodity prices, exchange rates, depletion of resources, over-production, litigation and government regulations, among other factors.

New Fund Risk. The Fund was formed in 2017. Accordingly, investors in the Fund bear the risk that the Fund may not be successful in implementing its investment strategy, may not employ a successful investment strategy, or may fail to attract sufficient assets under management to realize economies of scale, any of which could result in the Fund being liquidated at any time without shareholder approval and at a time that may not be favorable for all shareholders. Such a liquidation could have negative tax consequences for shareholders and will cause shareholders to incur expenses of liquidation.

Non-Diversification Risk. The Fund may invest a large percentage of its assets in securities issued by or representing a small number of issuers. As a result, the Fund's performance may depend on the performance of a small number of issuers.

Operational Risk. The Fund is exposed to operational risk arising from a number of factors, including but not limited to human error, processing and communication errors, errors of the Fund's service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund seeks to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate for those risks that they are intended to address.

Risk of Investing in Developed Countries. The Fund's investment in developed country issuers may subject the Fund to regulatory, political, currency, security, economic and other risks specific to developed countries. Developed countries tend to represent a significant portion of the global economy and have generally experienced slower economic growth than some less developed countries. Many developed countries experienced a significant economic slowdown during the financial crisis that began in 2007. In addition, developed countries may be impacted by

changes to the economic health of certain key trading partners, regulatory burdens, debt burdens and the price or availability of certain commodities.

Securities Lending Risk. The Fund may engage in securities lending. Securities lending involves the risk that the Fund may lose money because the borrower of the loaned securities fails to return the securities in a timely manner or at all. The Fund could also lose money in the event of a decline in the value of collateral provided for loaned securities or a decline in the value of any investments made with cash collateral. These events could also trigger adverse tax consequences for the Fund.

Valuation Risk. The sale price the Fund could receive for a security or other asset may differ from the Fund's valuation of the security or other asset, particularly for securities or other assets that trade in low volume or volatile markets or that are valued using a fair value methodology. In addition, the value of the securities or other assets in the Fund's portfolio may change on days when shareholders will not be able to purchase or sell the Fund's shares.

Value Securities Risk. Securities issued by companies that may be perceived as undervalued may fail to appreciate for long periods of time and may never realize their full potential value. Value securities have generally performed better than non-value securities during periods of economic recovery. Value securities may go in and out of favor over time.

Fund Performance Information

Because the Fund has not been in operation for an entire calendar year, there is no Fund performance information to be presented here. You may request a copy of the Fund's annual and semi-annual reports, once available, at no charge by calling the Fund.

Management

Investment Adviser. and Sub-Adviser

OBP Capital, LLC

~~Investment Sub-Adviser~~ is the investment adviser to the Fund ("OBP" or the "Adviser"). Merlin Asset Management, LLC ("Merlin") is the Sub-Adviser to the Fund.

Portfolio Manager

Michael Obuchowski, Ph.D. is the portfolio manager of the Fund.

Purchase and ~~Sale~~Redemption of ~~Fund~~ Shares

The Fund is an ETF. Individual shares of the Fund are listed on a national securities exchange. Most investors will buy and sell shares of the Fund through a broker-dealer. The price of Fund shares is based on market price, and because ETF shares trade at market prices rather than at NAV, shares may trade at a price greater than NAV (a premium) or less than NAV (a discount). The Fund will only issue or redeem shares that have been aggregated into blocks of [_____] shares or multiples thereof ("Creation Units") to Authorized Participants who have entered into agreements with the Fund's distributor. The Fund generally will issue or redeem Creation Units in return for a designated portfolio of securities (and an amount of cash) that the Fund specifies each day.

Tax Information

The Fund intends to make distributions that may be taxable to you as ordinary income or capital gains, unless you are investing through a tax-deferred arrangement such as a 401(k) plan or an individual retirement account ("IRA").

Payments to Broker-Dealers and other Financial Intermediaries

If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), OBP, ~~MAM~~Merlin or other related companies may pay the intermediary for marketing activities and presentations, educational training programs, conferences, the development of technology platforms and reporting systems or other services related to the sale or promotion of the Fund. These payments may create a conflict of interest by influencing the broker-dealer or other

intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

FIELDSTONE UVA UNCONSTRAINED MEDIUM-TERM FIXED INCOME ETF (THE "FUND")

Investment Objective

The Fund seeks current income with limited risk to principal.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund ("Shares"). The investment advisory agreement between the Fund and OBP Capital, LLC ("OBP") (the "Investment Advisory Agreement") provides that OBP will pay all operating expenses of the Fund, except interest expenses, taxes, brokerage expenses, future distribution fees or expenses, and extraordinary expenses. OBP has entered into a sub-advisory agreement with Fieldstone Financial/Universal Value Advisors ("Fieldstone/UVA" or the "Sub-Adviser"), pursuant to which Fieldstone/UVA provides portfolio management services to the Fund.

You may also incur usual and customary brokerage commissions and other charges when buying or selling shares of the Fund, which are not reflected in the Example that follows:

Annual Fund Operating Expenses

(ongoing expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.45%
Other expenses[1]	[ ]%
Total annual Fund operating expenses	[ ]%

[1]   Other expenses" are based on estimated amounts for the current fiscal year and are calculated as a percentage of the Fund's net assets.

Example

The following example is intended to help you compare the cost of investing in the Fund with the costs of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same each year.

	One Year	Three Years
Although your actual costs may be higher or lower, based on these assumptions your costs would be:	$[ ]	$[ ]

Portfolio Turnover

The Fund may pay transaction costs, such as commissions, when it purchases and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, may affect the Fund's performance. Portfolio turnover is expected to be between 30-40% of the average value of the Fund's portfolio; this is only an estimate, however, as the Fund has not yet commenced operation.

Principal Investment Strategies ~~The Fund~~

The Fund seeks to achieve its investment objective of current income by investing principally in debt securities of any kind. The portfolio will be composed of U.S. and multinational paper rated BB or better and investment grade mortgages, but with a mandate to invest up to 20% of the assets without constraints. The Fund seeks returns that are commensurate with market yields for the quality and duration of the portfolio. In addition the Fund emphasizes protection of capital through an approach that combines 40+ years of fixed income and macroeconomic experience of our lead manager, Robert Barone, Ph.D., with the Sub-Adviser's unique data analytic capabilities.

The Fund may invest without limit in mortgage-backed securities of any maturity or type, including those guaranteed by, or secured by collateral that is guaranteed by, the United States Government, its agencies, instrumentalities or sponsored corporations, as well as those of private issuers not subject to any guarantee. Mortgage-backed securities include, among others, government mortgage pass-through securities, CMOs, multiclass pass-through securities, private mortgage pass-through securities, stripped mortgage securities (e.g., interest-only and principal-only securities) and inverse floaters. The Fund may also invest in corporate debt obligations (including foreign hybrid securities); asset-backed securities; foreign securities (corporate and government); emerging market securities (corporate and government); inflation-indexed bonds; bank loans and assignments; income-producing securitized products, including CLOs; preferred securities; and other instruments bearing fixed or variable interest rates of any maturity. The Sub-Adviser considers preferred stock to meet the definition of debt securities for the Fund.

The average maturity or duration of the Fund's portfolio of fixed income securities will vary based on the Sub-Adviser's assessment of economic and market conditions, as well as current and anticipated changes in interest rates; however, the Sub-Adviser intends to manage the Fund's portfolio so that it has a dollar-weighted average effective duration of between four and seven years, under normal circumstances. Duration may be lower than four years or higher than seven years depending on market conditions. Modified Duration is a measure of the expected life of a fixed income instrument that is used to determine the sensitivity of a security's price to changes in interest rates. Effective duration is a measure of the Fund's portfolio duration adjusted for the anticipated effect of interest rate changes on bond and mortgage pre-payment rates. The effective duration of the Fund's investment portfolio may vary significantly from time to time, and there is no assurance that the effective duration of the Fund's investment portfolio will not fall outside of the duration targets at any time. The Fund may invest in individual securities of any maturity or duration.

Under normal circumstances, the Fund intends to invest primarily in fixed income and other income-producing instruments rated BB or better by either Moody's or S&P and unrated securities considered by the Sub-Adviser to be of comparable credit quality. The Fund may, however, invest up to 20% of its total assets in fixed income and other income-producing instruments rated below BB and those that are unrated but determined by the Sub-Adviser to be of comparable credit quality ("the 20% bucket"). Those instruments include high yield, high risk bonds, commonly known as junk bonds, that are rated below BB by both Moody's and S&P. The Sub-Adviser considers all mortgage-backed assets to be eligible for purchase regardless of their credit rating or lack thereof, and such securities, if present in the Fund, do not count toward "the 20% bucket."

The Sub-Adviser monitors the duration of the Fund's portfolio securities to seek to assess and, in its discretion, adjust the Fund's exposure to interest rate risk. The Sub-Adviser may seek to manage the dollar-weighted average effective duration of the Fund's portfolio through the use of derivatives and other instruments (including, among others, inverse floaters, futures contracts, U.S. Treasury swaps, interest rate swaps and total return swaps); such assets fall into "the 20% bucket." The Fund may incur costs in implementing duration management strategies, and there can be no assurance that the Fund will engage in duration management strategies or that any duration management strategy employed by the Fund will be successful.

The Fund may enter into derivatives transactions and other instruments of any kind for hedging purposes or otherwise to gain, or reduce, long or short exposure to one or more asset classes or issuers. The Fund may also use derivatives transactions with the purpose or effect of creating investment leverage. For example, the Fund may use futures contracts and options on futures contracts, in order to gain efficient long or short investment exposures as an alternative to cash investments or to hedge against portfolio exposures; interest rate swaps, to gain indirect long or short exposures to interest rates, issuers, or currencies, or to hedge against portfolio exposures; and total return swaps and credit derivatives (such as credit default swaps), put and call options, and exchange-traded and

14

structured notes, to take indirect long or short positions on indexes, securities, currencies, or other indicators of value. These instruments fall into "the 20% bucket."

Under normal circumstances, the Fund intends to invest at least 80% of its net assets (plus the amount of borrowings for investment purposes) in bonds. Bonds include bonds, debt securities and fixed income and income-producing instruments of any kind issued by governmental or private-sector entities. Most bonds consist of a security or instrument having one or more of the following characteristics: a fixed-income security, a security issued at a discount to its face value, a security that pays interest, whether fixed, floating or variable, or a security with a stated principal amount that requires repayment of some or all of that principal amount to the holder of the security. The Sub-Adviser interprets the term bond broadly as any instrument or security evidencing what is commonly referred to as an IOU rather than evidencing the corporate ownership of equity unless that equity represents an indirect or derivative interest in one or more debt securities.

The Fund may also invest in other investment companies, including, for example, other open-end or closed-end investment companies, ETFs, and domestic or foreign private investment vehicles, including investment companies sponsored or managed by the Adviser and its affiliates. Such instruments are eligible for unlimited purchase if rated BB or better by Moody's or S&P. If rated lower than BB by both Moody's and S&P, then such instruments fall into "the 20% bucket."

Principal Investment Risks

Investors should consider the following risk factors and special considerations associated with investing in the Fund, which may cause you to lose money. The following principal risk factors have been identified for the Fund. See also the sections "Additional Information about the Fund's Principal Investment Risks" and "Additional Risk Considerations" for additional information about the Fund's risk factors.

Investment Risk. Since the Fund will hold investments with fluctuating market prices, the value of the Fund's Shares will vary as its portfolio investments increase or decrease in value. Therefore, the value of an investment in the Fund could go down as well as up. An investor can lose money by investing in the Fund.

Credit/Default Risk. Credit risk is the risk that issuers or guarantors of debt instruments or the counterparty to a derivatives contract, repurchase agreement or loan of portfolio securities is unable or unwilling to make timely interest and/or principal payments or otherwise honor its obligations. Changes in the financial condition of an issuer or counterparty, changes in specific economic, social or political conditions that affect a particular type of security or other instrument or an issuer, and changes in economic, social or political conditions generally can increase the risk of default by an issuer or counterparty, which can affect a security's or other instrument's credit quality or value and an issuer's or counterparty's ability to pay interest and principal when due. Debt instruments are subject to varying degrees of credit risk, which may be reflected in credit ratings. Securities issued by the U.S. government have limited credit risk. Credit rating downgrades and defaults (failure to make interest or principal payment) may potentially reduce the Fund's income and Share price.

Derivatives Risk. An investment in derivatives may not perform as anticipated by the Sub-Adviser, may not be able to be closed out at a favorable time or price, or may increase the Fund's volatility. Derivatives may also create investment leverage, and, when a derivative is used as a substitute for or alternative to a direct cash investment, the transaction may not provide a return that corresponds precisely or at all with that of the cash investment. In addition, when a derivative is used for hedging purposes, it may not provide the anticipated protection, causing the Fund to lose money on both the derivatives transaction and the exposure the Fund sought to hedge.

Interest Rate Risk. As interest rates rise, the value of fixed income securities held by the Fund are likely to decrease. Securities with longer durations tend to be more sensitive to interest rate changes, making them

more volatile than securities with shorter durations. Interest rates in the United States are near historic lows, which may increase the Fund's exposure to risks associated with rising rates. A wide variety of market factors can cause interest rates to rise, including central bank monetary policy (including the Federal Reserve ending its "quantitative easing" policy of purchasing large quantities of securities issued or guaranteed by the U.S. government), rising inflation and changes in general economic conditions. Interest rate changes can be sudden and unpredictable. Moreover, rising interest rates may lead to decreased liquidity in the bond markets, making it more difficult for the Fund to value or sell some or all of its bond investments at any given time.

Changes in interest rates may also affect the Fund's share price; a sharp rise in interest rates could cause the Fund's share price to fall. Securities with longer durations tend to be more sensitive to interest rate changes, making them more volatile than securities with shorter durations. Duration is an estimate of a security's sensitivity to changes in prevailing interest rates that is based on certain factors that may prove to be incorrect. It is therefore not an exact measurement and may not be able to reliably predict a particular security's price sensitivity to changes in interest rates.

Inflation-Indexed Bond Risk. Inflation-indexed bonds may change in value in response to actual or anticipated changes in inflation rates in a manner unanticipated by the Fund's portfolio management team or investors generally. Inflation-indexed bonds are subject to debt securities risks.

Junk Bond Risk. The Fund may invest in junk bonds that are considered speculative. Junk bonds are subject to the increased risk of an issuer's inability to meet principal and interest payment obligations and may be less liquid than higher-rated bonds. These securities may be subject to greater price volatility due to such factors as specific corporate developments, interest rate sensitivity, negative perceptions of the junk bond markets generally and less secondary market liquidity.

U.S. Government Securities Risk. Debt securities issued or guaranteed by certain U.S. Government agencies, instrumentalities, and sponsored enterprises are not supported by the full faith and credit of the U.S.

Government, so investments in their securities or obligations issued by them involve credit risk greater than investments in other types of U.S. Government securities.

Call Risk/Prepayment Risk. During periods of falling interest rates, an issuer of a callable bond may exercise its right to pay principal on an obligation earlier than expected. This may result in the Fund reinvesting proceeds at lower interest rates, resulting in a decline in the Fund's income.

Income Risk. Income risk is the risk that falling interest rates will cause the Fund's income to decline.

Preferred Securities Risk. Investing in preferred stock involves the following risks: (i) certain preferred stocks contain provisions that allow an issuer under certain conditions to skip or defer distributions; (ii) preferred stocks may be subject to redemption, including at the issuer's call, and, in the event of redemption, the Fund may not be able to reinvest the proceeds at comparable or favorable rates of return; (iii) preferred stocks are generally subordinated to bonds and other debt securities in an issuer's capital structure in terms of priority for corporate income and liquidation payments; and (iv) preferred stocks may trade less frequently and in a more limited volume and may be subject to more abrupt or erratic price movements than many other securities.

Restricted Securities Risk. The Fund may hold securities that are restricted as to resale under the U.S. federal securities laws. There can be no assurance that a trading market will exist at any time for any particular restricted security. Limitations on the resale of these securities may prevent the Fund from disposing of them promptly at reasonable prices or at all. The Fund may have to bear the expense of registering the securities for resale and the risk of substantial delays in effecting the registration. Also, restricted securities may be difficult to value because market quotations may not be readily available, and the values of restricted securities may have significant volatility.

Mortgage- and Asset-Backed Securities Risk. In addition to other risks commonly associated with investing in debt securities, MBS are subject to "prepayment risk" and "extension risk." Prepayment risk is the risk that, when interest rates fall, certain types of obligations will be paid off by the obligor more quickly than originally anticipated, and the Fund may have to invest the proceeds in securities with lower yields. MBS are priced with an expectation of some anticipated level of prepayment of principal. Extension risk is the risk that, when interest rates rise, certain obligations will be paid off by the obligor more slowly than anticipated causing the value of these securities to fall. MBS are also subject to the risk of default on the underlying mortgages, particularly during periods of economic downturn. Reduced investor demand for mortgage loans and mortgage-related securities may adversely affect the liquidity and market value of MBS. The risks associated with investing in ABS are similar to those associated with investing in MBS. ABS also entail certain risks not presented by MBS, including the risk that in certain states it may be difficult to perfect the liens securing the collateral backing certain ABS. In addition, certain ABS are based on loans that are unsecured, which means that there is no collateral to seize if the underlying borrower defaults.

New Fund Risk. The Fund was formed in 2017. Accordingly, investors in the Fund bear the risk that the Fund may not be successful in implementing its investment strategy, may not employ a successful investment strategy, or may fail to attract sufficient assets under management to realize economies of scale, any of which could result in the Fund being liquidated at any time without shareholder approval and at a time that may not be favorable for all shareholders. Such a liquidation could have negative tax consequences for shareholders and will cause shareholders to incur expenses of liquidation.

Loan Risk. The Fund is susceptible to a number of loan risks, including: (i) if the Fund holds a loan through another financial intermediary, or relies on a financial intermediary to administer the loan, its receipt of principal and interest on the loan may be subject to the credit risk of that financial intermediary; (ii) it is possible that any collateral securing a loan may be insufficient or unavailable to the Fund, because, for example, the value of the collateral securing a loan can decline, be insufficient to meet the

obligations of the borrower, or be difficult to liquidate, and that the Fund's rights to collateral may be limited by bankruptcy or insolvency laws; (iii) investments in highly leveraged loans or loans of stressed, distressed, or defaulted issuers may be subject to significant credit and liquidity risk; (iv) a bankruptcy or other court proceeding could delay or limit the ability of the Fund to collect the principal and interest payments on that borrower's loans or adversely affect the Fund's rights in collateral relating to a loan; (v) there may be limited public information available regarding the loan; (vi) the use of a particular interest rate benchmark, such as the London Interbank Offered Rate ("LIBOR"), may limit the Fund's ability to achieve a net return to shareholders that consistently approximates the average published Prime Rate of U.S. banks; (vii) the prices of certain floating rate loans that include a feature that prevents their interest rates from adjusting if market interest rates are below a specified minimum level may be more sensitive to changes in interest rates should interest rates rise but remain below the applicable minimum level; (viii) if a borrower fails to comply with various restrictive covenants that are typically in loan agreements, the borrower may default in payment of the loan; (ix) the Fund's investments in senior loans may be subject to increased liquidity and valuation risks, risks associated with collateral impairment or access, and risks associated with investing in unsecured loans; (x) opportunities to invest in loans or certain types of loans, such as senior loans, may be limited; (xi) transactions in loans may settle on a delayed basis, and the Fund may not receive the proceeds from the sale of a loan for a substantial period of time after the sale, which may result in sale proceeds related to the sale of loans not being available to make additional investments or to meet a Fund's redemption obligations until potentially a substantial period after the sale of the loans; and (xii) loans may be difficult to value and may be illiquid, which may adversely affect an investment in the Fund.

Foreign Investment Risk. The Fund's investments in non-U.S. issuers may involve unique risks compared to investing in securities of U.S. issuers, including, among others, less liquidity generally, greater market volatility than U.S. securities and less complete financial information than for U.S. issuers. In addition, adverse political, economic or social developments could undermine the value of the Fund's investments or prevent the Fund

from realizing the full value of its investments. Financial reporting standards for companies based in foreign markets differ from those in the United States.

Emerging Markets Risk. The Fund may invest in securities and instruments that are economically tied to emerging market countries, i.e., countries that major international financial institutions generally consider to be less economically mature than developed nations. Investing in foreign countries, particularly emerging market countries, entails the risk that news and events unique to a country or region will affect those markets and their issuers. Emerging markets countries may have relatively unstable governments; may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets; and may have economies based on only a few industries, making them more vulnerable to changes in local or global trade conditions and more sensitive to debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times.

Foreign Currency Risk. The Fund's investments may be denominated in foreign currencies. The value of foreign currencies may fluctuate relative to the value of the U.S. dollar, affecting the U.S. dollar value of the Fund's assets. The Sub-Adviser does not intend, under normal circumstances, to attempt to hedge against currency risk. The Sub-Adviser may, in certain circumstances, attempt to reduce this risk by entering into foreign currency forward contracts, but its attempts may not be successful. Furthermore, such transactions may reduce or preclude the opportunity for gain if the value of the currency should move in the direction opposite to the position taken. Foreign exchange transactions involve a significant degree of risk and the markets in which foreign exchange transactions are effected are highly volatile, highly specialized and highly technical. Significant changes, including changes in liquidity prices, can occur in such markets within very short periods of time, often within minutes.

Risk of Investment in Other Investment Companies. Subject to the limitations set forth in the Investment Company Act of 1940, as amended

(the "1940 Act"), or as otherwise permitted by the Securities and Exchange Commission (the "SEC"), the Fund may acquire shares in other investment companies, including ETFs and business development companies. The market value of the shares of other investment companies may be less than their net asset values ("NAVs"). As an investor in investment companies, the Fund would bear its ratable share of that entity's expenses, while continuing to pay its own advisory and administration fees and other expenses, causing Fund shareholders to absorb duplicate levels of fees with respect to investments in other investment companies.

Convertible Securities Risk. The Fund's investments in convertible securities subject the Fund to the risks associated with both fixed income securities and common stocks. To the extent that a convertible security's investment value is greater than its conversion value, its price will be likely to increase when interest rates fall and decrease when interest rates rise, as with a fixed income security. If the conversion value exceeds the investment value, the price of the convertible security will tend to fluctuate directly with the price of the underlying equity security.

Issuer-Specific Risk. The value of an individual security or particular type of security can be more volatile than the market as a whole and can perform differently from the value of the market as a whole. The value of securities of smaller issuers can be more volatile than that of larger issuers.

Management Risk. The Fund is subject to management risk because it is an actively managed ~~ETF and, thus,~~portfolio. In managing the Fund's portfolio securities, the Sub-Adviser will apply investment techniques and risk analyses in making investment decisions for the Fund, but there can be no guarantee that these will produce the desired results. The Sub-Adviser's decisions relating to the Fund's duration will also affect the Fund's yield, and in unusual circumstances will affect its share price. To the extent that the Sub-Adviser anticipates interest rates imprecisely, the Fund's yield at times could lag those of other similarly managed funds.

Fluctuation of Net Asset Value. The NAV of the Fund's Shares will generally fluctuate with changes in the market value of the Fund's holdings. The market prices of the Shares will generally fluctuate in accordance with changes in NAV as well as the relative supply of and demand for the Shares on the NYSE Arca, Inc. (the "NYSE Arca"). The Sub-Adviser cannot predict whether the Shares will trade below, at or above their NAV. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for the Shares will be closely related to, but not identical to, the same forces influencing the prices of the Fund's holdings trading individually or in the aggregate at any point in time. In addition, unlike conventional ETFs, the Fund is not an index fund. The Fund is actively managed and does not seek to replicate the performance of a specified index. ~~Accordingly, the management team has~~Index based ETFs have generally traded at prices which closely correspond to NAV per Share. Actively managed ETFs have a limited trading history and, therefore, there can be no assurance as to whether and/or the extent to which the Shares will trade at premiums or discounts to NAV.

Risk of Cash Transactions. In certain instances, unlike most ETFs, the Fund may effect creations and redemptions partly or wholly for cash, rather than in-kind. Because the Fund may effect redemptions for cash, rather than in-kind distributions, it may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds and it may subsequently recognize gains on such sales that the Fund might not have recognized if it were to distribute portfolio securities in-kind. As a result, an investment in the Fund may be less tax-efficient than an investment in a more conventional ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if the Fund sold and redeemed its Shares principally in-kind, will be passed on to purchasers and redeemers of Creation Units in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of the Fund's Shares than for more conventional ETFs.

Swaps Risk. The Fund expects to use cleared and over-the-counter ("OTC") swap agreements, which involve liquidity, interest rate, investment, credit/default and management risks, as well as the potential for mispricing or valuation complexity. Changes in the value of the swap agreement may not correlate perfectly with, and may be more sensitive to market events than, the underlying asset, rate or index, and the Fund could lose more than the initial amount invested. The Fund's use of swap agreements may result in losses to the Fund, a reduction in the Fund's returns and/or increased volatility. Over-the-counter swap agreements are also subject to the risk that the other party in the transaction will not fulfill its contractual obligations. For swap agreements traded on exchanges, the primary credit risk is the creditworthiness of the Fund's clearing broker or the exchange itself.

Quantitative Methodology Risk. The Sub-Adviser relies on a quantitative methodology to assess the criteria of issuers to be included in the Fund's portfolio, including information that may be based on assumptions and estimates. Neither the Fund, the Adviser nor the Sub-Adviser can offer assurances that the quantitative methodology will provide an accurate assessment of included issuers.

Fund Performance

As of the date of this Prospectus, the Fund has not commenced investment operations. When the Fund has completed a full calendar year of investment operations, this section will include charts that show annual total returns, highest and lowest quarterly returns and average annual total returns (before and after taxes) compared to a benchmark index selected for the Fund. Updated performance information, when available, will be available online at [_____] or by calling [_____].

Investment Adviser and Sub-Adviser

OBP Capital, LLC is the investment adviser to the Fund ("OBP" or the "Adviser"). Fieldstone Financial/Universal Value Advisors is the Sub-Adviser to the Fund.

Portfolio Managers

Robert Barone and Joshua Barone are the co-portfolio managers of the Fund. Each has served as a portfolio manager of the Fund since its inception in January 2017.

Purchase and Redemption of Shares

The Trust will issue and redeem Shares at NAV only in a large specified number of Shares called a "Creation Unit" or multiples thereof. A Creation Unit consists of 50,000 Shares. Creation Unit transactions are typically conducted in exchange for the deposit or delivery of in kind securities and/or cash. As a practical matter, only authorized participants may purchase or redeem these Creation Units. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund. The prices at which creations and redemptions occur are based on the next calculation of NAV after an order is received in proper form by [_____] (the "Distributor").

Individual Shares of the Fund may only be purchased and sold in secondary market transactions through brokers. Shares of the Fund are listed for trading on NYSE Arca under the trading symbol [_____], and because Shares will trade at market prices rather than NAV, Shares of the Fund may trade at a price greater than or less than NAV.

Tax Information

The Fund's distributions are taxable and will generally be taxed as ordinary income or capital gains.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Shares through a broker-dealer or other financial intermediary, the Adviser, Sub-Adviser or other related companies may pay the intermediary for the sale of Shares or related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over

another investment. Ask your salesperson or visit your financial intermediary's website for more information.

FIELDSTONE UVA DIVIDEND GROWTH ETF (THE "FUND")

Investment Objective

The Fund seeks positive returns and protection of capital.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund ("Shares"). The investment advisory agreement between the Fund and OBP Capital, LLC ("OBP") (the "Investment Advisory Agreement") provides that OBP will pay all operating expenses of the Fund, except interest expenses, taxes, brokerage expenses, future distribution fees or expenses, and extraordinary expenses. OBP has entered into a sub-advisory agreement with Fieldstone Financial/Universal Value Advisors ("Fieldstone/UVA" or the "Sub-Adviser"), pursuant to which Fieldstone/UVA provides portfolio management services to the Fund.

You may also incur usual and customary brokerage commissions and other charges when buying or selling shares of the Fund, which are not reflected in the Example that follows:

Annual Fund Operating Expenses

(ongoing expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.80%
Other expenses[1]	[ ]%
Total annual Fund operating expenses	[ ]%

[1]   Other expenses" are based on estimated amounts for the current fiscal year and are calculated as a percentage of the Fund's net assets.

Example

The following example is intended to help you compare the cost of investing in the Fund with the costs of investing in other funds. The

example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same each year.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:	One Year	Three Years
	$[ ]	$[ ]

Portfolio Turnover

The Fund may pay transaction costs, such as commissions, when it purchases and sells securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the Example, may affect the Fund's performance. Portfolio turnover is expected to be between 30-40% of the average value of the Fund's portfolio; this is only an estimate, however, as the Fund has not yet commenced operation.

Principal Investment Strategies

The Sub-Adviser's investment philosophy starts with a deep understanding of macroeconomic trends and the complex driving forces in the global marketplace, which helps the firm set geographic, industry and sector parameters for investing. The Sub-Adviser then uses a proprietary algorithm to sift through quantitative investment data and pinpoint the most undervalued investment opportunities in the market. The firm's data-driven approach is combined with individual analysis from the Sub-Adviser's research analysts who assess each investment opportunity, investigating everything from a company's management structure to new product lines, cash flow projections, debt levels and industry trends. The Sub-Adviser subscribes to a modified Graham and Dodd approach to investing that targets value in the market, analyzing not only what companies to invest in, but what price to pay.

The Fund may invest in companies of any market capitalization. The Fund may also acquire senior securities, such as convertible securities, that the Sub-Adviser believes are undervalued. The Fund also will invest in both domestic and foreign securities.

While most assets will be invested in common stocks, the Fund may employ other strategies that are not considered part of the Fund's principal investment strategies.

From time to time, the Fund may invest in securities other than common stocks and use derivatives that are consistent with its investment program. For instance, the Fund may invest, to a limited extent, in futures contracts. Any investments in futures would typically serve as an efficient means of gaining exposure to certain markets, or as a tool to manage cash flows into and out of the Fund and maintain liquidity while being invested in the market.

In seeking to meet its investment objective, Fund investments may be made in any type of security or instrument (including certain potentially high-risk derivatives described in this section) whose investment characteristics are consistent with its investment program. The following describes various types of Fund holdings and investment management practices.

Diversification. As a fundamental policy, the Fund will not purchase a security if, as a result, more than 10% of the Fund's total assets would be invested in securities of a single issuer or more than 10% of the outstanding voting securities of the issuer would be held by the Fund. Fund investments are primarily in common stocks and, to a lesser degree, other types of securities as described as follows.

Common Stocks. Stocks represent shares of ownership in a company. After other claims are satisfied, common stockholders participate in company profits on a pro-rata basis; profits may be paid out in dividends or reinvested in the company to help it grow. Increases and decreases in earnings are usually reflected in a company's stock price, so common

stocks generally have the greatest appreciation and depreciation potential of all corporate securities.

Convertible Securities and Warrants. Investments may be made in debt or preferred equity securities that are convertible into, or exchangeable for, equity securities at specified times in the future and according to a certain exchange ratio. Convertible bonds are typically callable by the issuer, which could in effect force conversion before the holder would otherwise choose. Traditionally, convertible securities have paid dividends or interest at rates higher than common stocks but lower than nonconvertible securities. They generally participate in the appreciation or depreciation of the underlying stock into which they are convertible, but to a lesser degree than common stock. Some convertible securities combine higher or lower current income with options and other features.

Warrants are options to buy, directly from the issuer, a stated number of shares of common stock at a specified price anytime during the life of the warrants (generally, two or more years). Warrants have no voting rights, pay no dividends, and can be highly volatile. In some cases, the redemption value of a warrant could be zero.

Foreign Securities. Investments may be made in foreign securities. Foreign securities could include non-U.S. dollar-denominated securities traded outside of the U.S. and dollar-denominated securities of foreign issuers traded in the U.S.

The Fund may purchase American Depositary Receipts and Global Depositary Receipts, which are certificates evidencing ownership of shares of a foreign issuer. American Depositary Receipts and Global Depositary Receipts trade on established markets and are alternatives to directly purchasing the underlying foreign securities in their local markets and currencies. Such investments are subject to many of the same risks associated with investing directly in foreign securities. For purposes of the Fund's investment policies, investments in depositary receipts are deemed to be investments in the underlying securities. For example, a depositary receipt representing ownership of common stock will be treated as common stock.

Fund investments in foreign securities are limited to 25% of total assets. Subject to the overall limit on Fund investments in foreign securities, there is no limit on the amount of foreign investments that may be made in emerging markets.

Futures and Options. Futures, a type of potentially high-risk derivative, are often used to manage or hedge risk because they enable the investor to buy or sell an asset in the future at an agreed-upon price. Options, another type of potentially high-risk derivative, may be used to generate additional income to enhance return or as a defensive technique to protect against anticipated declines in the value of an asset. Call options give the investor the right to purchase (when the investor purchases the option), or the obligation (when the investor "writes" or sells the option) to sell, an asset at a predetermined price in the future. Put options give the purchaser of the option the right to sell, or the seller (or "writer") of the option the obligation to buy, an asset at a predetermined price in the future. Futures and options contracts may be bought or sold for any number of reasons, including to manage exposure to changes in foreign currencies; as an efficient means of increasing or decreasing the Fund's exposure to certain markets; in an effort to enhance income; to improve risk-adjusted returns; to protect the value of portfolio securities; and to serve as a cash management tool. Call or put options may be purchased or sold on securities, futures, financial indexes, and foreign currencies. The Fund may choose to continue a futures contract by "rolling over" an expiring futures contract into an identical contract with a later maturity date. This could increase the Fund's transaction costs and portfolio turnover rate.

Initial margin deposits on futures and premiums on options used for non-hedging purposes will not exceed 5% of the Fund's net asset value. The total market value of securities covering call or put options may not exceed 25% of total assets. No more than 5% of total assets will be committed to premiums when purchasing call or put options.

Hybrid Instruments. Hybrid instruments (a type of potentially high-risk derivative) can combine the characteristics of securities, futures, and options. For example, the principal amount, redemption, or conversion

terms of a security could be related to the market price of some commodity, currency, security, or securities index. Such instruments may or may not bear interest or pay dividends. Under certain conditions, the redemption value of a hybrid could be zero. Hybrids can have volatile prices and limited liquidity, and their use may not be successful. Fund investments in hybrid instruments are limited to 5% of total assets.

Currency Derivatives. Funds that invest in foreign securities may attempt to hedge their exposure to potentially unfavorable currency changes. The primary means of doing this is through the use of forward currency exchange contracts, which are contracts between two counterparties to exchange one currency for another on a future date at a specified exchange rate. However, futures, swaps, and options on foreign currencies may also be used. In certain circumstances, the Fund may use currency derivatives to substitute a different currency for the currency in which the investment is denominated, a strategy known as proxy hedging. If the Fund were to engage in any of these foreign currency transactions, it could serve to protect the Fund's foreign securities from adverse currency movements relative to the U.S. dollar, although the Fund may also use currency derivatives in an effort to gain exposure to a currency expected to appreciate in value versus other currencies. As a result, the Fund could be invested in a currency without holding any securities denominated in that currency.

Investments in Other Investment Companies. The Fund may invest in other investment companies, including open-end funds, closed-end funds, and exchange-traded funds. The Fund may purchase the securities of another investment company to temporarily gain exposure to a portion of the market while awaiting purchase of securities or as an efficient means of gaining exposure to a particular asset class. The Fund might also purchase shares of another investment company to gain exposure to the securities in the investment company's portfolio at times when the Fund may not be able to buy those securities directly. Any investment in another investment company would be consistent with the Fund's objective and investment program.

The Fund will be 85-99% invested in common stocks, with the remaining 1-15% invested in cash. A typical portfolio will have all of the S&P 500 sectors represented as shown in the table below, but the Fund is unrestricted in what percentage of assets each sector represents, and even what percentage an individual equity security, investment company fund, or ETF represents in a particular sector or in the Fund.

S&P 500 Sectors	Typical Weight
Consumer Discretionary	10.0%
Consumer Staples	10.5%
Energy	9.2%
Financials	15.8%
Health Care	12.3%
Industrials	11.6%
Information Technology	13.6%
Materials	1.5%
Telecommunication Services	1.5%
Utilities	3.0%
Real Estate	0.0%
Funds/ETFs	2.0%
Cash	9.0%
	100.0%

Principal Investment Risks

Investors should consider the following risk factors and special considerations associated with investing in the Fund, which may cause you to lose money. The following principal risk factors have been identified for the Fund. See also the sections "Additional Information about the Fund's Principal Investment Risks" and "Additional Risk Considerations" for additional information about the Fund's risk factors.

Investment Risk. An investment in the Fund is subject to investment risk, including the possible loss of the entire principal amount that you invest.

New Fund Risk. The Fund was formed in 2017. Accordingly, investors in the Fund bear the risk that the Fund may not be successful in implementing its investment strategy, may not employ a successful investment strategy, or may fail to attract sufficient assets under management to realize economies of scale, any of which could result in the Fund being liquidated at any time without shareholder approval and at a time that may not be favorable for all shareholders. Such a liquidation could have negative tax consequences for shareholders and will cause shareholders to incur expenses of liquidation.

Equity Securities Risk. Equity securities are subject to changes in value, and their values may be more volatile than those of other asset classes. These changes in value may result from factors affecting individual issuers, industries or the stock market as a whole. In addition, equity markets tend to be cyclical which may cause stock prices to fall over short or extended periods of time.

Futures and Derivatives Risk. To the extent the Fund invests in futures, it could be exposed to potential volatility and losses greater than direct investments in the contract's underlying assets. The use of futures or other derivatives, if any, exposes the Fund to risks that are different from, and potentially greater than, investments in more traditional securities. Changes in the value of a derivative may not properly correlate with changes in the value of the underlying asset, reference rate, or index and may not move in the direction anticipated by the portfolio manager. Derivatives can also be illiquid and difficult to value, the Fund could be exposed to significant losses if a counterparty becomes insolvent or is unable to meet its obligations under the contract, and there is the possibility that limitations or trading restrictions may be imposed by an exchange or government regulation.

Hedging Transactions. The Fund may utilize options to seek to hedge against fluctuations in the relative values of its portfolio positions as a result of changes in currency exchange rates, certain changes in the equity

markets and changes in interest rates.   Hedging against a decline in the value of portfolio positions does not eliminate fluctuations in the values of portfolio positions or prevent losses if the values of such positions decline, but establishes other positions designed to gain from those same developments, thus moderating the decline in the portfolio positions' value.   Such hedging transactions also limit the opportunity for gain if the value of the portfolio positions should increase.   Moreover, it may not be possible for the Fund to hedge against a fluctuation at a price sufficient to protect the Fund's assets from the decline in value of the portfolio positions anticipated as a result of such fluctuations.   For example, the cost of options is related, in part, to the degree of volatility of the underlying securities. Accordingly, options on highly volatile securities may be more expensive than options on other securities and of limited utility in hedging against fluctuations in those securities.   The Sub-Adviser is not obligated to establish hedges for portfolio positions and may not do so. To the extent that hedging transactions are effected, their success is dependent on the Sunb-Adviser's ability to correctly predict movements in the direction of currency and interest rates and the equity markets or sectors thereof.

Geographic Risk. A natural or other disaster could occur in a geographic region in which the Fund invests, which could affect the economy or particular business operations of companies in the specific geographic region, causing an adverse impact on the Fund's investments in the affected region.

Industrials Sector Risk. The industrials sector may be adversely affected by changes in the supply of and demand for products and services, product obsolescence, claims for environmental damage or product liability and general economic conditions, among other factors.

Issuer Risk. Fund performance depends on the performance of individual securities to which the Fund has exposure. Changes in the financial condition or credit rating of an issuer of those securities may cause the value of the securities to decline. There is no guarantee that an issuer that paid dividends in the past will continue to do so in the future or will continue paying dividends at the same level.

Large Capitalization Risk. Large capitalization securities tend to go in and out of favor based on market and economic conditions. During a period when the demand for large capitalization securities is less than for other types of investments - for example small capitalization securities - the Fund's performance could be affected.

Small Companies. The Fund may invest in small and/or unseasoned companies with small market capitalizations. While smaller companies generally have potential for rapid growth, they often involve higher risks because they may lack the management experience, financial resources, product diversification, and competitive strength of larger companies.   In addition, in many instances, the frequency and volume of their trading may be substantially less than is typical of larger companies.   As a result, the securities of smaller companies may be subject to wider price fluctuations. When making large sales, the Fund may have to sell portfolio holdings at discounts from quoted prices or may have to make a series of small sales over an extended period of time due to the lower trading volume of smaller company securities.

Market Trading Risk. The Fund faces numerous market trading risks, including the potential lack of an active market for Fund shares, losses from trading in secondary markets, periods of high volatility and disruptions in the creation/redemption process. Unlike some ETFs that track specific indexes, the Fund does not seek to replicate the performance of a specified index. Index-based ETFs have generally traded at prices that closely correspond to NAV. Given the high level of transparency of the Fund's holdings, the Sub-Adviser believes that the trading experience of the Fund should be similar to that of index-based ETFs. However, ETFs that do not seek to replicate the performance of a specified index have a limited trading history and, therefore, there can be no assurance as to whether, and/or the extent to which, the Fund's shares will trade at premiums or discounts to NAV. ANY OF THESE FACTORS, AMONG OTHERS, MAY LEAD TO THE FUND'S SHARES TRADING AT A PREMIUM OR DISCOUNT TO NAV.

Materials Sector Risk. Companies in the materials sector may be adversely impacted by the volatility of commodity prices, exchange rates, depletion

of resources, over-production, litigation and government regulations, among other factors.

Value Securities Risk. Value securities are those issued by companies that may be perceived as undervalued. Value securities may fail to appreciate for long periods of time and may never realize their full potential value. Value securities have generally performed better than non-value securities during periods of economic recovery. Value securities may go in and out of favor over time.

Commodity Risk. Companies whose performance is reflected in the Fund's portfolio may be adversely affected by changes or trends in commodity prices. Commodity prices may be influenced or characterized by unpredictable factors, including, where applicable, high volatility, changes in supply and demand relationships, weather, agriculture, trade, pestilence, changes in interest rates and monetary and other governmental policies, action and inaction. Securities of companies held by the Fund that are dependent on a single commodity, or are concentrated in a single commodity sector, may typically exhibit even higher volatility attributable to commodity prices.

Consumer Discretionary Sector Risk. The success of consumer product manufacturers and retailers is tied closely to the performance of domestic and international economies, interest rates, exchange rates, competition, consumer confidence, changes in demographics and consumer preferences. Companies in the consumer discretionary sector depend heavily on disposable household income and consumer spending, and may be strongly affected by social trends and marketing campaigns. These companies may be subject to severe competition, which may have an adverse impact on their profitability.

Consumer Staples Sector Risk. The consumer staples sector may be affected by the regulation of various product components and production methods, marketing campaigns and other factors affecting consumer demand. Tobacco companies, in particular, may be adversely affected by new laws, regulations and litigation. The consumer staples sector may also

be adversely affected by changes or trends in commodity prices, which may be influenced by unpredictable factors.

Energy Sector Risk. The energy sector of an economy is cyclical and highly dependent on energy prices. The market value of companies in the local energy sector is strongly affected by the levels and volatility of global energy prices, energy supply and demand, capital expenditures on exploration and production of energy sources, energy conservation efforts, exchange rates, interest rates, economic conditions, tax treatment, increased competition and technological advances, among other factors. Companies in this sector may be subject to substantial government regulation and contractual fixed pricing, which may increase the cost of doing business and limit the earnings of these companies. A significant portion of the revenues of these companies depends on a relatively small number of customers, including governmental entities and utilities. As a result, governmental budget constraints may have a material adverse effect on the stock prices of companies in this sector. Energy companies may also operate in, or engage in, transactions involving countries with less developed regulatory regimes or a history of expropriation, nationalization or other adverse policies. Energy companies also face a significant risk of liability from accidents resulting in injury or loss of life or property, pollution or other environmental problems, equipment malfunctions or mishandling of materials and a risk of loss from terrorism, political strife and natural disasters. Any such event could have serious consequences for the general population of the affected area and could have an adverse impact on the Fund's portfolio and the performance of the Fund. Energy companies can be significantly affected by the supply of, and demand for, specific products (e.g., oil and natural gas) and services, exploration and production spending, government subsidization, world events and general economic conditions. Energy companies may have relatively high levels of debt and may be more likely than other companies to restructure their businesses if there are downturns in energy markets or in the global economy.

Healthcare Sector Risk. The profitability of companies in the healthcare sector is affected by the following factors, among others: extensive government regulations, restrictions on government reimbursement for

medical expenses, rising costs of medical products and services, pricing pressure, an increased emphasis on outpatient services, limited number of products, industry innovation, changes in technologies and other market developments. A number of issuers in the healthcare industry have recently merged or otherwise experienced consolidation. The effects of this trend toward consolidation are unknown and may be far-reaching. Many healthcare companies are heavily dependent on patent protection. The expiration of a company's patents may adversely affect that company's profitability. Many healthcare companies are subject to extensive litigation based on product liability and similar claims. Healthcare companies are subject to competitive forces that may make it difficult to raise prices and, in fact, may result in price discounting. Many new products in the healthcare sector may be subject to regulatory approvals. The process of obtaining such approvals may be long and costly, and such efforts ultimately may be unsuccessful. Companies in the healthcare sector may be thinly capitalized and may be susceptible to product obsolescence.

Information Technology Sector Risk. Information technology companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Like other technology companies, information technology companies may have limited product lines, markets, financial resources or personnel. The products of information technology companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the information technology sector are heavily dependent on patent and intellectual property rights. The loss or impairment of these rights may adversely affect the profitability of these companies.

Telecommunications Sector Risk. The telecommunications sector is subject to extensive government regulation. The costs of complying with governmental regulations, delays or failure to receive required regulatory approvals, or the enactment of new regulatory requirements may negatively affect the business of telecommunications companies. Government actions around the world, specifically in the area of pre-

marketing clearance of products and prices, can be arbitrary and unpredictable. Companies in the telecommunications sector may encounter distressed cash flows due to the need to commit substantial capital to meet increasing competition, particularly in developing new products and services using new technology. Technological innovations may make the products and services of certain telecommunications companies obsolete. Telecommunications providers are generally required to obtain franchises or licenses in order to provide services in a given location. Licensing and franchise rights in the telecommunications sector are limited, which may provide an advantage to certain participants. Limited availability of such rights, high barriers to market entry and regulatory oversight, among other factors, have led to consolidation of companies within the sector, which could lead to further regulation or other negative effects in the future.

Utilities Sector Risk. Deregulation may subject utility companies to greater competition and may adversely affect their profitability. As deregulation allows utility companies to diversify outside of their original geographic regions and their traditional lines of business, utility companies may engage in riskier ventures. In addition, deregulation may eliminate restrictions on the profits of certain utility companies, but may also subject these companies to greater risk of loss. Companies in the utilities industry may have difficulty obtaining an adequate return on invested capital, raising capital, or financing large construction projects during periods of inflation or unsettled capital markets; face restrictions on operations and increased cost and delays attributable to environmental considerations and regulation; find that existing plants, equipment or products have been rendered obsolete by technological innovations; or be subject to increased costs because of the scarcity of certain fuels or the effects of man-made or natural disasters. Existing and future regulations or legislation may make it difficult for utility companies to operate profitably. Government regulators monitor and control utility revenues and costs, and therefore may limit utility profits. There is no assurance that regulatory authorities will grant rate increases in the future, or that such increases will be adequate to permit the payment of dividends on stocks issued by a utility company. Energy conservation and changes in climate policy may also

have a significant adverse impact on the revenues and expenses of utility companies.

Fund Performance

As of the date of this Prospectus, the Fund has not commenced investment operations. When the Fund has completed a full calendar year of investment operations, this section will include charts that show annual total returns, highest and lowest quarterly returns and average annual total returns (before and after taxes) compared to a benchmark index selected for the Fund. Updated performance information, when available, will be available online at [_____] or by calling [_____].

Investment Adviser and Sub-Adviser

OBP Capital, LLC is the investment adviser to the Fund ("OBP" or the "Adviser"). Fieldstone Financial/Universal Value Advisors is the Sub-Adviser to the Fund.

Portfolio Managers

Robert Barone and Joshua Barone are the co-portfolio managers of the Fund. Each has served as a portfolio manager of the Fund since its inception in January 2017.

Purchase and Redemption of Shares

The Trust will issue and redeem Shares at NAV only in a large specified number of Shares called a "Creation Unit" or multiples thereof. A Creation Unit consists of 50,000 Shares. Creation Unit transactions are typically conducted in exchange for the deposit or delivery of in kind securities and/or cash. As a practical matter, only authorized participants may purchase or redeem these Creation Units. Except when aggregated in Creation Units, the Shares are not redeemable securities of the Fund. The

prices at which creations and redemptions occur are based on the next calculation of NAV after an order is received in proper form by [_____] (the "Distributor").

Individual Shares of the Fund may only be purchased and sold in secondary market transactions through brokers. Shares of the Fund are listed for trading on NYSE Arca under the trading symbol [_____], and because Shares will trade at market prices rather than NAV, Shares of the Fund may trade at a price greater than or less than NAV.

Tax Information

The Fund's distributions are taxable and will generally be taxed as ordinary income or capital gains.

Payments to Broker-Dealers and Other Financial Intermediaries

If you purchase Shares through a broker-dealer or other financial intermediary, the Adviser, Sub-Adviser or other related companies may pay the intermediary for the sale of Shares or related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

INTRODUCTION – SPINNAKER ETF TRUST

Spinnaker ETF Trust (the "Trust") is an investment company currently consisting of multiple separate exchange-traded funds. This Prospectus relates to the Fieldstone Merlin Dynamic Large Cap Growth ETF, Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF, and the Fieldstone UVA Dividend Growth ETF (each a "Fund" and together, the "Funds"). OBP Capital, LLC ("OBP" or the "Adviser") is the Adviser to the Funds. Merlin Asset Management, LLC ("Merlin") is the Sub-Advisor to the Fieldstone Merlin Dynamic Large Cap Growth ETF, and Universal Value Advisors ("UVA") is the Sub-Adviser to the Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF, and the Fieldstone UVA Dividend Growth ETF.

Each Fund's Shares are listed on the NYSE Arca, Inc. (the "NYSE Arca"). Each Fund's Shares trade at market prices that may differ to some degree from the net asset value ("NAV") of the Shares. Unlike conventional mutual funds, the Fund issues and redeems Shares on a continuous basis, at NAV, only in large specified blocks of 50,000 Shares, each of which is called a "Creation Unit." Creation Units are issued and redeemed principally in-kind for portfolio securities, and each Fund reserves the right to effect redemptions wholly or partially in cash. **Except when aggregated in Creation Units, Shares are not redeemable securities of the Funds.**

FIELDSTONE MERLIN DYNAMIC LARGE CAP GROWTH ETF

Investment Objective

The Fund seeks long-term capital appreciation.

The Fund's investment objective is not fundamental and may be changed by the Trust's Board of Trustees upon 60 days' prior notice to shareholders.

FIELDSTONE UVA UNCONSTRAINED MEDIUM-TERM FIXED INCOME ETF

Investment Objective

The Fund seeks current income with limited risk to principal.

The Fund's investment objective is not fundamental and may be changed by the Trust's Board of Trustees upon 60 days' prior notice to shareholders.

FIELDSTONE UVA DIVIDEND GROWTH ETF

Investment Objective

The Fund seeks positive returns and protection of capital.

The Fund's investment objective is not fundamental and may be changed by the Trust's Board of Trustees upon 60 days' prior notice to shareholders.

MORE INFORMATION ABOUT THE FUNDS

Additional Information on Principal Investment Strategies. The Funds are actively managed ETFs and, thus, do not seek to replicate the performance of a specified index. Accordingly, the management teams have discretion on a daily basis to manage the ~~Fund's portfolio~~Funds' portfolios in accordance with the ~~Fund's~~Funds' investment ~~objective~~objectives.

The ~~Fund's~~Funds' investment ~~objective is a~~objectives are non-fundamental ~~policy~~policies and may be changed without shareholder approval.

Fieldstone Merlin Dynamic Large Cap Growth ETF

The Fund seeks to achieve its investment objective by investing, under normal circumstances, in 25 of the most attractive large cap growth firms regardless of the industry or sector they are in. Large-capitalization issuers are issuers with capitalizations typically in excess of $5 billion. The Fund's investment policy may be changed by the Fund's Board of Trustees (the "Board") upon 60 days' notice to shareholders.

~~Investment Process.~~ The Fund's process of selecting superior companies with a 3-5 year outlook is a comprehensive multivariate approach combining bottom-up, top-down and quantitative evaluation combined with a macroeconomic overlay. Companies that pass this structured selection process are characterized by high levels of profitability and earnings growth, high quality and predictable earnings and shares that trade at a reasonable valuation relative to their expected earnings growth rates.

The Fund's growth strategy is driven by individual stock selection and is typically over weighted towards the most attractive sectors and underweighted in (or has no exposure to) the least attractive sectors during any period of time. All holdings will initially be equally weighted and will periodically be rebalanced to equal weights.

In certain situations or market conditions, the Fund may temporarily depart from its normal investment process, provided that the alternative, in the opinion of ~~MAM~~Merlin, is consistent with the Fund's investment objective and is in the best interest of the Fund. For example, the Fund may hold a higher than normal proportion of its assets in cash in response to adverse market, economic or political conditions. However, ~~MAM~~Merlin will not seek to actively time market movements.

An investment in the Fund is not a bank deposit and it is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency, ~~MAM~~Merlin or any of its affiliates.

~~A Further Discussion of Principal Risks~~

~~The Fund is~~*Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF*

The Fund seeks to achieve its investment objective of current income by investing principally in debt securities of any kind. The portfolio will be composed of U.S. and multinational paper rated BB or better and investment grade mortgages, but with a mandate to invest up to 20% of the assets without constraints. The Fund seeks returns that are commensurate with market yields for the quality and duration of the portfolio. In addition the Fund emphasizes protection of capital through an approach that combines 40+ years of fixed income and macroeconomic experience of our lead manager, Robert Barone, Ph.D., with the Sub-Adviser's unique data analytic capabilities.

The Fund may invest without limit in mortgage-backed securities of any maturity or type, including those guaranteed by, or secured by collateral that is guaranteed by, the United States Government, its agencies, instrumentalities or sponsored corporations, as well as those of private issuers not subject to any guarantee. Mortgage-backed securities include, among others, government mortgage pass-through securities, CMOs, multiclass pass-through securities, private mortgage pass-through securities, stripped mortgage securities (e.g., interest-only and principal-only securities) and inverse floaters. The Fund may also invest in

corporate debt obligations (including foreign hybrid securities); asset-backed securities; foreign securities (corporate and government); emerging market securities (corporate and government); inflation-indexed bonds; bank loans and assignments; income-producing securitized products, including CLOs; preferred securities; and other instruments bearing fixed or variable interest rates of any maturity. The Sub-Adviser considers preferred stock to meet the definition of debt securities for the Fund.

The average maturity or duration of the Fund's portfolio of fixed income securities will vary based on the Sub-Adviser's assessment of economic and market conditions, as well as current and anticipated changes in interest rates; however, the Sub-Adviser intends to manage the Fund's portfolio so that it has a dollar-weighted average effective duration of between four and seven years, under normal circumstances. Duration may be lower than four years or higher than seven years depending on market conditions. Modified Duration is a measure of the expected life of a fixed income instrument that is used to determine the sensitivity of a security's price to changes in interest rates. Effective duration is a measure of the Fund's portfolio duration adjusted for the anticipated effect of interest rate changes on bond and mortgage pre-payment rates. The effective duration of the Fund's investment portfolio may vary significantly from time to time, and there is no assurance that the effective duration of the Fund's investment portfolio will not fall outside of the duration targets at any time. The Fund may invest in individual securities of any maturity or duration.

Under normal circumstances, the Fund intends to invest primarily in fixed income and other income-producing instruments rated BB or better by either Moody's or S&P and unrated securities considered by the Sub-Adviser to be of comparable credit quality. The Fund may, however, invest up to 20% of its total assets in fixed income and other income-producing instruments rated below BB and those that are unrated but determined by the Sub-Adviser to be of comparable credit quality ("the 20% bucket"). Those instruments include high yield, high risk bonds, commonly known as junk bonds, that are rated below BB by both Moody's and S&P. The Sub-Adviser considers all mortgage-backed assets

to be eligible for purchase regardless of their credit rating or lack thereof, and such securities, if present in the Fund, do not count toward "the 20% bucket."

The Sub-Adviser monitors the duration of the Fund's portfolio securities to seek to assess and, in its discretion, adjust the Fund's exposure to interest rate risk. The Sub-Adviser may seek to manage the dollar-weighted average effective duration of the Fund's portfolio through the use of derivatives and other instruments (including, among others, inverse floaters, futures contracts, U.S. Treasury swaps, interest rate swaps and total return swaps); such assets fall into "the 20% bucket." The Fund may incur costs in implementing duration management strategies, and there can be no assurance that the Fund will engage in duration management strategies or that any duration management strategy employed by the Fund will be successful.

The Fund may enter into derivatives transactions and other instruments of any kind for hedging purposes or otherwise to gain, or reduce, long or short exposure to one or more asset classes or issuers. The Fund may also use derivatives transactions with the purpose or effect of creating investment leverage. For example, the Fund may use futures contracts and options on futures contracts, in order to gain efficient long or short investment exposures as an alternative to cash investments or to hedge against portfolio exposures; interest rate swaps, to gain indirect long or short exposures to interest rates, issuers, or currencies, or to hedge against portfolio exposures; and total return swaps and credit derivatives (such as credit default swaps), put and call options, and exchange-traded and structured notes, to take indirect long or short positions on indexes, securities, currencies, or other indicators of value. These instruments fall into "the 20% bucket."

Under normal circumstances, the Fund intends to invest at least 80% of its net assets (plus the amount of borrowings for investment purposes) in bonds. Bonds include bonds, debt securities and fixed income and income-producing instruments of any kind issued by governmental or private-sector entities. Most bonds consist of a security or instrument having one or more of the following characteristics: a fixed-income security, a

security issued at a discount to its face value, a security that pays interest, whether fixed, floating or variable, or a security with a stated principal amount that requires repayment of some or all of that principal amount to the holder of the security. The Sub-Adviser interprets the term bond broadly as any instrument or security evidencing what is commonly referred to as an IOU rather than evidencing the corporate ownership of equity unless that equity represents an indirect or derivative interest in one or more debt securities.

The Fund may also invest in other investment companies, including, for example, other open-end or closed-end investment companies, ETFs, and domestic or foreign private investment vehicles, including investment companies sponsored or managed by the Adviser and its affiliates. Such instruments are eligible for unlimited purchase if rated BB or better by Moody's or S&P. If rated lower than BB by both Moody's and S&P, then such instruments fall into "the 20% bucket."

Fieldstone UVA Dividend Growth ETF

The Sub-Adviser's investment philosophy starts with a deep understanding of macroeconomic trends and the complex driving forces in the global marketplace, which helps the firm set geographic, industry and sector parameters for investing. The Sub-Adviser then uses a proprietary algorithm to sift through quantitative investment data and pinpoint the most undervalued investment opportunities in the market. The firm's data-driven approach is combined with individual analysis from the Sub-Adviser's research analysts who assess each investment opportunity, investigating everything from a company's management structure to new product lines, cash flow projections, debt levels and industry trends. The Sub-Adviser subscribes to a modified Graham and Dodd approach to investing that targets value in the market, analyzing not only what companies to invest in, but what price to pay.

The Fund may invest in companies of any market capitalization. The Fund may also acquire senior securities, such as convertible securities, that the Sub-Adviser believes are undervalued. The Fund also will invest in both domestic and foreign securities.

While most assets will be invested in common stocks, the Fund may employ other strategies that are not considered part of the Fund's principal investment strategies.

From time to time, the Fund may invest in securities other than common stocks and use derivatives that are consistent with its investment program. For instance, the Fund may invest, to a limited extent, in futures contracts. Any investments in futures would typically serve as an efficient means of gaining exposure to certain markets, or as a tool to manage cash flows into and out of the Fund and maintain liquidity while being invested in the market.

In seeking to meet its investment objective, Fund investments may be made in any type of security or instrument (including certain potentially high-risk derivatives described in this section) whose investment characteristics are consistent with its investment program. The following describes various types of Fund holdings and investment management practices.

Diversification. As a fundamental policy, the Fund will not purchase a security if, as a result, more than 10% of the Fund's total assets would be invested in securities of a single issuer or more than 10% of the outstanding voting securities of the issuer would be held by the Fund. Fund investments are primarily in common stocks and, to a lesser degree, other types of securities as described as follows.

Common Stocks. Stocks represent shares of ownership in a company. After other claims are satisfied, common stockholders participate in company profits on a pro-rata basis; profits may be paid out in dividends or reinvested in the company to help it grow. Increases and decreases in earnings are usually reflected in a company's stock price, so common stocks generally have the greatest appreciation and depreciation potential of all corporate securities.

Convertible Securities and Warrants. Investments may be made in debt or preferred equity securities that are convertible into, or exchangeable for,

equity securities at specified times in the future and according to a certain exchange ratio. Convertible bonds are typically callable by the issuer, which could in effect force conversion before the holder would otherwise choose. Traditionally, convertible securities have paid dividends or interest at rates higher than common stocks but lower than nonconvertible securities. They generally participate in the appreciation or depreciation of the underlying stock into which they are convertible, but to a lesser degree than common stock. Some convertible securities combine higher or lower current income with options and other features.

Warrants are options to buy, directly from the issuer, a stated number of shares of common stock at a specified price anytime during the life of the warrants (generally, two or more years). Warrants have no voting rights, pay no dividends, and can be highly volatile. In some cases, the redemption value of a warrant could be zero.

Foreign Securities. Investments may be made in foreign securities. Foreign securities could include non-U.S. dollar-denominated securities traded outside of the U.S. and dollar-denominated securities of foreign issuers traded in the U.S.

The Fund may purchase American Depositary Receipts and Global Depositary Receipts, which are certificates evidencing ownership of shares of a foreign issuer. American Depositary Receipts and Global Depositary Receipts trade on established markets and are alternatives to directly purchasing the underlying foreign securities in their local markets and currencies. Such investments are subject to many of the same risks associated with investing directly in foreign securities. For purposes of the Fund's investment policies, investments in depositary receipts are deemed to be investments in the underlying securities. For example, a depositary receipt representing ownership of common stock will be treated as common stock.

Fund investments in foreign securities are limited to 25% of total assets. Subject to the overall limit on Fund investments in foreign securities, there is no limit on the amount of foreign investments that may be made in emerging markets.

Futures and Options. Futures, a type of potentially high-risk derivative, are often used to manage or hedge risk because they enable the investor to buy or sell an asset in the future at an agreed-upon price. Options, another type of potentially high-risk derivative, may be used to generate additional income to enhance return or as a defensive technique to protect against anticipated declines in the value of an asset. Call options give the investor the right to purchase (when the investor purchases the option), or the obligation (when the investor "writes" or sells the option) to sell, an asset at a predetermined price in the future. Put options give the purchaser of the option the right to sell, or the seller (or "writer") of the option the obligation to buy, an asset at a predetermined price in the future. Futures and options contracts may be bought or sold for any number of reasons, including to manage exposure to changes in foreign currencies; as an efficient means of increasing or decreasing the Fund's exposure to certain markets; in an effort to enhance income; to improve risk-adjusted returns; to protect the value of portfolio securities; and to serve as a cash management tool. Call or put options may be purchased or sold on securities, futures, financial indexes, and foreign currencies. The Fund may choose to continue a futures contract by "rolling over" an expiring futures contract into an identical contract with a later maturity date. This could increase the Fund's transaction costs and portfolio turnover rate.

Initial margin deposits on futures and premiums on options used for non-hedging purposes will not exceed 5% of the Fund's net asset value. The total market value of securities covering call or put options may not exceed 25% of total assets. No more than 5% of total assets will be committed to premiums when purchasing call or put options.

Hybrid Instruments. Hybrid instruments (a type of potentially high-risk derivative) can combine the characteristics of securities, futures, and options. For example, the principal amount, redemption, or conversion terms of a security could be related to the market price of some commodity, currency, security, or securities index. Such instruments may or may not bear interest or pay dividends. Under certain conditions, the redemption value of a hybrid could be zero. Hybrids can have volatile

prices and limited liquidity, and their use may not be successful. Fund investments in hybrid instruments are limited to 5% of total assets.

Currency Derivatives. Funds that invest in foreign securities may attempt to hedge their exposure to potentially unfavorable currency changes. The primary means of doing this is through the use of forward currency exchange contracts, which are contracts between two counterparties to exchange one currency for another on a future date at a specified exchange rate. However, futures, swaps, and options on foreign currencies may also be used. In certain circumstances, the Fund may use currency derivatives to substitute a different currency for the currency in which the investment is denominated, a strategy known as proxy hedging. If the Fund were to engage in any of these foreign currency transactions, it could serve to protect the Fund's foreign securities from adverse currency movements relative to the U.S. dollar, although the Fund may also use currency derivatives in an effort to gain exposure to a currency expected to appreciate in value versus other currencies. As a result, the Fund could be invested in a currency without holding any securities denominated in that currency.

Investments in Other Investment Companies. The Fund may invest in other investment companies, including open-end funds, closed-end funds, and exchange-traded funds. The Fund may purchase the securities of another investment company to temporarily gain exposure to a portion of the market while awaiting purchase of securities or as an efficient means of gaining exposure to a particular asset class. The Fund might also purchase shares of another investment company to gain exposure to the securities in the investment company's portfolio at times when the Fund may not be able to buy those securities directly. Any investment in another investment company would be consistent with the Fund's objective and investment program.

The Fund will be 85-99% invested in common stocks, with the remaining 1-15% invested in cash. A typical portfolio will have all of the S&P 500 sectors represented as shown in the table below, but the Fund is unrestricted in what percentage of assets each sector represents, and even

what percentage an individual equity security, investment company fund, or ETF represents in a particular sector or in the Fund.

S&P 500 Sectors	Typical Weight
Consumer Discretionary	10.0%
Consumer Staples	10.5%
Energy	9.2%
Financials	15.8%
Health Care	12.3%
Industrials	11.6%
Information Technology	13.6%
Materials	1.5%
Telecommunication Services	1.5%
Utilities	3.0%
Real Estate	0.0%
Funds/ETFs	2.0%
Cash	9.0%
	100.0%

Further Discussion of Principal Risks

The Funds are subject to various risks, including the principal risks noted below, any of which may adversely affect theeach Fund's NAV, trading price, yield, total return and ability to meet its investment objective. You could lose all or part of your investment in the FundFunds, and the FundFunds could underperform other investments.

American Depositary Receipt Risk. ADRs have the same currency and economic risks as the underlying non-US shares they represent. They are affected by the risks associated with non-US securities, such as changes in political or economic conditions of other countries and changes in the exchange rates of foreign currencies. In addition, investments in ADRs may be less liquid than the underlying securities in their primary trading market, although the MAM investment process includes an appropriate liquidity screen.

Asset Class Risk. The securities and other assets in the Fund's portfolio may underperform other securities or indexes that track other countries, groups of countries, regions, industries, groups of industries, markets, asset classes or sectors. Various types of securities may experience cycles of outperformance and underperformance in comparison to the general financial markets depending upon a number of factors, including, among other things, inflation, interest rates, productivity, global demand for local products or resources, regulation and governmental controls.

Authorized Participant Concentration Risk. Only an Authorized Participant may engage in creation or redemption transactions directly with the Fund. The Fund has a limited number of institutions that act as Authorized Participants. To the extent that these institutions exit the business or are unable to proceed with creation and/or redemption orders with respect to the Fund and no other Authorized Participant is able to step forward to create or redeem Creation Units, Fund shares may trade at a discount to NAV and possibly face trading halts and/or delisting.

Affiliated Fund Risk. Due to its own financial interest or other business considerations, the Sub-Adviser may have an incentive to invest a portion of the Fund's assets in investment companies sponsored or managed by the Sub-Adviser or its related parties in lieu of investments by the Fund directly in portfolio securities, or may have an incentive to invest in such investment companies over investment companies sponsored or managed by others. Similarly, the Sub-Adviser may have an incentive to delay or decide against the sale of interests held by the Fund in investment companies sponsored or managed by the Sub-Adviser or its related parties.

Concentration Risk. The Fund may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund's investments more than the market as a whole, to the extent that the Fund's investments are concentrated in the securities of a particular issuer or issuers, country, group of countries, region, market, industry, group of industries, sector or asset class. The Fund may be more adversely affected by the underperformance of those securities, may experience increased price volatility and may be more susceptible to adverse economic, market,

political or regulatory occurrences affecting those securities than a fund that does not concentrate its investments.

Cyber Security Risk. With the increased use of technologies such as the Internet to conduct business, the Fund, Authorized Participants, service providers and the relevant listing exchange are susceptible to operational, information security and related "cyber" risks both directly and through their service providers. Similar types of cyber security risks are also present for issuers of securities in which the Fund invests, which could result in material adverse consequences for such issuers, and may cause the Fund's investment in such portfolio companies to lose value. Unlike many other types of risks faced by the Fund, these risks typically are not covered by insurance. In general, cyber incidents can result from deliberate attacks or unintentional events. Cyber attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through "hacking" or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users). Cyber security failures by or breaches of the systems of the Fund's adviser, distributor and other service providers (including, but not limited to, index providers, fund accountants, custodians, transfer agents and administrators), market makers, Authorized Participants or the issuers of securities in which the Fund invests, have the ability to cause disruptions and impact business operations, potentially resulting in: financial losses, interference with the Fund's ability to calculate its NAV, disclosure of confidential trading information, impediments to trading, submission of erroneous trades or erroneous creation or redemption orders, the inability of the Fund or its service providers to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs. In addition, cyber attacks may render records of Fund assets and transactions, shareholder ownership of Fund shares, and other data integral to the functioning of the Fund inaccessible or inaccurate or incomplete. Substantial costs may be incurred by the Fund in order to resolve or

prevent cyber incidents in the future. While the Fund has established business continuity plans in the event of, and risk management systems to prevent, such cyber attacks, there are inherent limitations in such plans and systems, including the possibility that certain risks have not been identified. Furthermore, the Fund cannot control the cyber security plans and systems put in place by service providers to the Fund, issuers in which the Fund invests, market makers or Authorized Participants. The Fund and its shareholders could be negatively impacted as a result.

Interest Rate Risk. As interest rates rise, the value of fixed income securities held by a Fund are likely to decrease. Securities with longer durations tend to be more sensitive to interest rate changes, making them more volatile than securities with shorter durations. Interest rates in the United States are near historic lows, which may increase a Fund's exposure to risks associated with rising rates. A wide variety of market factors can cause interest rates to rise, including central bank monetary policy (including the Federal Reserve ending its "quantitative easing" policy of purchasing large quantities of securities issued or guaranteed by the U.S. government), rising inflation and changes in general economic conditions. Interest rate changes can be sudden and unpredictable. Moreover, rising interest rates may lead to decreased liquidity in the bond markets, making it more difficult for a Fund to value or sell some or all of its bond investments at any given time. Changes in interest rates may also affect a Fund's share price; a sharp rise in interest rates could cause a Fund's share price to fall.

The average duration of a Fund's portfolio of fixed income securities will vary based on the Sub-Adviser's assessment of economic and market conditions, as well as current and anticipated changes in interest rates; however, the Sub-Adviser intends to manage the Fieldstone/UVA Unconstrained Medium-Term Fixed Income ETF portfolio so that it has an average duration of between four and seven years under normal circumstances. Duration measures the price sensitivity of a security to interest rate changes and is typically expressed as a period of time. Duration differs from maturity, which is the time until a fixed income security's issuer is obligated to pay the principal due on such security; however, a fixed income security's duration increases as its maturity

increases and decreases as its maturity decreases, meaning longer-maturity securities have higher durations than those with shorter maturity. The longer the duration of the securities held in a Fund's portfolio, the more sensitive a Fund's portfolio will be to a change in interest rates. As the value of a security changes over time, so will its duration, which in turn will affect the Fund's duration. A 1% change in interest rates is typically estimated to change the price of a fixed income security by 1% for each year of the security's duration. For example, if a fixed income security has a duration of three years, a 1% rise in interest rates would typically be expected to reduce the price of the security by approximately 3%. Similar estimates would typically apply to a portfolio of fixed income securities, such as the Fieldstone/UVA Unconstrained Medium-Term Fixed Income ETF's, based on the portfolio's average duration. Accordingly, securities with longer durations tend to be more sensitive to interest rate changes, making them more volatile than securities with shorter durations. Duration is an estimate of a security's sensitivity to changes in prevailing interest rates that is based on certain factors that may prove to be incorrect. It is therefore not an exact measurement and may not be able to reliably predict a particular security's price sensitivity to changes in interest rates.

Equity Securities Risk. Equity securities are subject to changes in value that may be attributable to market perception of a particular issuer or to general stock market fluctuations that affect all issuers. Investments in equity securities may be more volatile than investments in other asset classes.

Geographic Risk. Some of the markets in which the Fund invests are located in parts of the world that have historically been prone to natural disasters, such as earthquakes, tornadoes, volcanic eruptions, droughts, floods, hurricanes or tsunamis, and are economically sensitive to environmental events. Any such event may adversely impact the economies of these geographic areas, causing an adverse impact on the value of the Fund.

High Portfolio Turnover Risk. The Fund may engage in active and frequent trading of its portfolio securities. High portfolio turnover (considered by the Fund to mean higher than 100% annually) may result in

increased transaction costs to the Fund, including brokerage commissions, dealer mark-ups and other transaction costs on the sale of the securities and on reinvestment in other securities. The sale of the Fund's portfolio securities may result in the realization and/or distribution to shareholders of higher capital gains or losses as compared to a fund with less active trading policies, such as passive ETFs. Given the frequency of sales, in any given year, all or a substantial portion of such gain or loss may be short-term capital gain or loss and, in the event of either net short-term or long-term realized gain, would increase an investor's tax liability unless shares are held through a tax-deferred or exempt vehicle. These effects of higher than normal portfolio turnover may adversely affect Fund performance.

Industrials Sector Risk. The value of securities issued by companies in the industrials sector may be adversely affected by supply and demand related to their specific products or services and industrials sector products in general. The products of manufacturing companies may face obsolescence due to rapid technological developments and frequent new product introduction. Government regulations, world events, economic conditions and exchange rates may adversely affect the performance of companies in the industrials sector. Companies in the industrials sector may be adversely affected by liability for environmental damage and product liability claims. The industrials sector may also be adversely affected by changes or trends in commodity prices, which may be influenced by unpredictable factors. Companies in the industrials sector, particularly aerospace and defense companies, may also be adversely affected by government spending policies because companies involved in this sector rely to a significant extent on government demand for their products and services.

Investment Exposure Risk. MAMMerlin considers certain investment factors in seeking to implement the Fund's investment program. There can be no assurance that targeting exposure to such investment factors will enhance the Fund's performance over time. MAMMerlin will not attempt to consider factors outside the targeted investment factors or take defensive positions under any market conditions, including declining

markets. The Fund could lose money as a result of targeting its exposure to equity markets.

Issuer Risk. The performance of the Fund depends on the performance of individual securities to which the Fund has exposure. Any issuer of these securities may perform poorly, causing the value of its securities to decline. Poor performance may be caused by poor management decisions, competitive pressures, changes in technology, expiration of patent protection, disruptions in supply, labor problems or shortages, corporate restructurings, fraudulent disclosures, credit deterioration of the issuer or other factors. Issuers may, in times of distress or at their own discretion, decide to reduce or eliminate dividends, which may also cause their stock prices to decline.

Liquidity Risk. Liquidity risk exists when particular investments are difficult to purchase or sell. Each Fund may invest in illiquid assets (calculated at the time of investment), including securities that are offered pursuant to Rule 144A ("Rule 144A") under the Securities Act of 1933, as amended ("Securities Act"), deemed illiquid by the Sub-Adviser. Rule 144A securities are securities which, while privately placed, are eligible for purchase and resale pursuant to Rule 144A. This rule permits certain qualified institutional buyers, such as a Fund, to trade in privately placed securities even though such securities are not registered under the Securities Act. The Sub-Adviser will evaluate the liquidity of Rule 144A securities prior to investing in such securities and monitor their liquidity thereafter. However, such securities may become illiquid under adverse market or economic conditions and/or due to specific adverse changes in the condition of a particular issuer. If each Fund invests in illiquid securities or securities that become illiquid, Fund returns may be reduced because each Fund may be unable to sell the illiquid securities at an advantageous time or price. Liquidity risk may also result from the lack of an active market and the reduced number and capacity of traditional market participants to make a market in fixed income securities, which may occur to the extent traditional dealer counterparties that engage in fixed income trading do not maintain inventories of corporate bonds (which provide an important indication of their ability to "make markets") that keep pace with the growth of the bond markets over time. Liquidity

risk also may be magnified in a rising interest rate environment or other circumstances where investor redemptions from fixed income mutual funds or exchange-traded funds may be higher than normal, causing increased supply in the market due to selling activity.

Leveraging Risk. Certain investments by the Fund involving leverage may have the effect of increasing the volatility of the Fund's portfolio, and may result in a risk of loss in excess of invested capital.

Management Risk. The Fund is subject to management risk because it does not seek to replicate the performance of a specified index. ~~MAM and the~~The portfolio managers will utilize ~~a~~ proprietary investment ~~process~~processes, techniques and risk analyses in making investment decisions for the ~~Fund~~Funds, but there can be no guarantee that these decisions will produce the desired results. In addition, legislative, regulatory, or tax developments may affect the investment techniques available to ~~MAM~~the portfolio managers in connection with managing the ~~Fund~~Funds and may also adversely affect the ability of the ~~Fund~~Funds to achieve ~~its~~their investment ~~objective~~objectives.

~~Market Risk. The Fund could lose money due to short-term market movements and over longer periods during market downturns. Securities may decline in value due to factors affecting financial markets generally or particular asset classes or industries represented in the markets, as well as issuer-specific concerns. The value of a security may decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or other asset or due to factors that affect a particular industry, group of industries or the issuer. During a general market downturn, multiple asset classes may be negatively affected.~~

Market Trading Risk

> *Absence of Active Market.* Although shares of the Fund are listed for trading on one or more stock exchanges, there can be no assurance that an active trading market for such shares will develop or be maintained by market makers or Authorized Participants.

> *Risk of Secondary Listings.* The Fund's shares may be listed or traded on U.S. and non-U.S. stock exchanges other than the U.S.

stock exchange where the Fund's primary listing is maintained. There can be no assurance that the Fund's shares will continue to trade on any such stock exchange or in any market or that the Fund's shares will continue to meet the requirements for listing or trading on any exchange or in any market. The Fund's shares may be less actively traded in certain markets than in others, and investors are subject to the execution and settlement risks and market standards of the market where they or their broker direct their trades for execution. Certain information available to investors who trade Fund shares on a U.S. stock exchange during regular U.S. market hours may not be available to investors who trade in other markets, which may result in secondary market prices in such markets being less efficient.

Secondary Market Trading Risk. Shares of the Fund may trade in the secondary market at times when the Fund does not accept orders to purchase or redeem shares. At such times, shares may trade in the secondary market with more significant premiums or discounts than might be experienced at times when the Fund accepts purchase and redemption orders.

Secondary market trading in Fund shares may be halted by a stock exchange because of market conditions or for other reasons. In addition, trading in Fund shares on a stock exchange or in any market may be subject to trading halts caused by extraordinary market volatility pursuant to "circuit breaker" rules on the stock exchange or market.

Shares of the Fund, similar to shares of other issuers listed on a stock exchange, may be sold short and are therefore subject to the risk of increased volatility and price decreases associated with being sold short.

Shares of the Fund May Trade at Prices Other Than NAV. Shares of the Fund trade on stock exchanges at prices at, above or below the Fund's most recent NAV. The NAV of the Fund is calculated at the end of each business day and fluctuates with changes in the

market value of the Fund's holdings. The trading price of the Fund's shares fluctuates continuously throughout trading hours based on both market supply of and demand for Fund shares and the underlying value of the Fund's portfolio holdings or NAV. As a result, the trading prices of the Fund's shares may deviate significantly from NAV during periods of market volatility. Unlike conventional ETFs, the Fund is not an index fund and does not seek to replicate the performance of a specified index. Index-based ETFs have generally traded at prices which closely correspond to NAV. Given the high level of transparency of the Fund's holdings, OBP believes that the trading experience of the Fund should be similar to that of index-based ETFs. However, ETFs that do not seek to replicate the performance of a specified index have a limited trading history and, therefore, there can be no assurance as to whether, and/or the extent to which, the Fund's shares will trade at premiums or discounts to NAV. **ANY OF THESE FACTORS, AMONG OTHERS, MAY LEAD TO THE FUND'S SHARES TRADING AT A PREMIUM OR DISCOUNT TO NAV**. However, because shares can be created and redeemed in Creation Units at NAV, OBP believes that large discounts or premiums to the NAV of the Fund are not likely to be sustained over the long term (unlike shares of many closed-end funds, which frequently trade at appreciable discounts from, and sometimes at premiums to, their NAVs). While the creation/redemption feature is designed to make it more likely that the Fund's shares normally will trade on stock exchanges at prices close to the Fund's next calculated NAV, exchange prices are not expected to correlate exactly with the Fund's NAV due to timing reasons, supply and demand imbalances and other factors. In addition, disruptions to creations and redemptions, including disruptions at market makers, Authorized Participants, or market participants, and during periods of significant market volatility, may result in trading prices for shares of the Fund that differ significantly from its NAV.

Costs of Buying or Selling Fund Shares. Buying or selling Fund shares on an exchange involves two types of costs that apply to all securities transactions. When buying or selling shares of the Fund

through a broker, you will likely incur a brokerage commission and other charges. In addition, you may incur the cost of the "spread"; that is, the difference between what investors are willing to pay for Fund shares (the "bid" price) and the price at which they are willing to sell Fund shares (the "ask" price). There may also be regulatory and other charges that are incurred as a result of trading activity. Because of the costs inherent in buying or selling Fund shares, frequent trading may detract significantly from investment results and an investment in Fund shares may not be advisable for investors who anticipate regularly making small investments through a brokerage account.

Materials Sector Risk. Companies in the materials sector may be adversely affected by commodity price volatility, exchange rates, import controls, increased competition, depletion of resources, technical advances, labor relations and government regulations, among other factors. Also, companies in the materials sector are at risk of liability for environmental damage and product liability claims. Production of materials may exceed demand as a result of market imbalances or economic downturns, leading to poor investment returns.

Mortgage- and Asset-Backed Securities Risks. MBS (residential and commercial) and asset-backed securities represent interests in "pools" of mortgages or other assets, including consumer loans or receivables held in trust. The characteristics of these MBS and asset-backed securities differ from traditional fixed income securities. Like traditional fixed income securities, the value of MBS or asset-backed securities typically increases when interest rates fall and decreases when interest rates rise. However, a main difference is that the principal on MBS or asset-backed securities may normally be prepaid at any time, which will reduce the yield and market value of these securities. Therefore, MBS and asset-backed securities are subject to "prepayment risk" and "extension risk." Because of prepayment risk and extension risk, mortgage-backed securities react differently to changes in interest rates than other fixed income securities.

Prepayment risk is the risk that, when interest rates fall, certain types of obligations will be paid off by the obligor more quickly than originally

anticipated and a Fund may have to invest the proceeds in securities with lower yields. In periods of falling interest rates, the rate of prepayments tends to increase (as does price fluctuation) as borrowers are motivated to pay off debt and refinance at new lower rates. During such periods, reinvestment of the prepayment proceeds by the management team will generally be at lower rates of return than the return on the assets which were prepaid. Prepayment reduces the yield to maturity and the average life of the MBS or asset-backed securities. The maturity of certain securities, such as MBS and ABS, is calculated using the security's weighted-average life. Estimated prepayment rates for these securities are used in this calculation. If actual prepayment rates differ from the estimates used in calculating the weighted-average life, each Fund's yield and/or share price could be negatively affected.

Extension risk is the risk that, when interest rates rise, certain obligations will be paid off by the obligor more slowly than anticipated causing the value of these securities to fall. Rising interest rates tend to extend the duration of MBS and asset-backed securities, making them more sensitive to changes in interest rates. The value of longer-term securities generally changes more in response to changes in interest rates than shorter-term securities. As a result, in a period of rising interest rates, MBS and asset-backed securities may exhibit additional volatility and may lose value.

Small movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain MBS. In addition, because prepayment rates of individual mortgage pools vary widely, the maturity of a particular pool cannot be predicted precisely. A Fund's investments in asset-backed securities are subject to risks similar to those associated with MBS, as well as additional risks associated with the nature of the assets and the servicing of those assets. These securities also are subject to the risk of default on the underlying mortgage or assets, particularly during periods of economic downturn.

MBS may be either pass-through securities or CMOs. Pass-through securities represent a right to receive principal and interest payments collected on a pool of mortgages, which are passed through to security holders. CMOs are created by dividing the principal and interest payments

collected on a pool of mortgages into several revenue streams (tranches) with different priority rights to portions of the underlying mortgage payments. Each Fund will not invest in CMO tranches which represent a right to receive interest only ("IOs"), principal only ("POs") or an amount that remains after other floating-rate tranches are paid (an inverse floater). If a Fund invests in CMO tranches (including CMO tranches issued by government agencies) and interest rates move in a manner not anticipated by Fund management, it is possible that such Fund could lose all or substantially all of its investment.

The residential mortgage market in the United States has experienced difficulties that may adversely affect the performance and market value of certain of each Fund's mortgage-related investments issued or guaranteed by private entities. Delinquencies and losses on residential mortgage loans (especially subprime and second-lien mortgage loans) generally have increased since 2007 and may continue to increase, and a decline in or flattening of housing values (as has been experienced since 2007 and may continue to be experienced in many housing markets) may exacerbate such delinquencies and losses. Reduced investor demand for mortgage loans and mortgage-related securities and increased investor yield requirements have caused limited liquidity in the secondary market for mortgage-related securities, which can adversely affect the market value of mortgage-related securities. It is possible that such limited liquidity in such secondary markets could continue or worsen. This means that it may be harder to buy and sell MBS, especially on short notice, and MBS may be more difficult for a Fund to value accurately than other fixed income instruments.

Certain CMBS are issued in several classes with different levels of yield and credit protection. Each Fund's investments in CMBS with several classes may be in the lower classes that have greater risks than the higher classes, including greater interest rate, credit and prepayment risks.

ABS entail certain risks not presented by MBS, including the risk that in certain states it may be difficult to perfect the liens securing the collateral backing certain asset-backed securities. In addition, certain ABS are based on loans that are unsecured, which means that there is no collateral to

seize if the underlying borrower defaults. Certain MBS in which a Fund may invest may also provide a degree of investment leverage, which could cause such Fund to lose all or substantially all of its investment.

Operational Risk. The Fund is exposed to operational risk arising from a number of factors, including but not limited to human error, processing and communication errors, errors of the Fund's service providers, counterparties or other third-parties, failed or inadequate processes and technology or systems failures. The Fund seeks to reduce these operational risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate for those risks that they are intended to address.

Risk of Investing in Developed Countries. Investment in developed country issuers may subject the Fund to regulatory, political, currency, security, economic and other risks specific to developed countries. Developed countries generally tend to rely on services sectors (e.g., the financial services sector) as the primary means of economic growth. A prolonged slowdown in services sectors is likely to have a negative impact on economies of certain developed countries. Many developed countries experienced a significant economic slowdown during the financial crisis that began in 2007. In the past, certain developed countries have been targets of terrorism. Acts of terrorism in developed countries or against their interests may cause uncertainty in the financial markets and adversely affect the performance of the issuers to which the Fund has exposure. Heavy regulation of certain markets, including labor and product markets, may have an adverse effect on certain issuers. Such regulations may negatively affect economic growth or cause prolonged periods of recession. Many developed countries are heavily indebted and face rising healthcare and retirement expenses. In addition, price fluctuations of certain commodities and regulations impacting the import of commodities may negatively affect developed country economies.

U.S. Economic Risk. The United States is a significant, and in some cases the most significant, trading partner of, or foreign investor in, certain countries in which the Fund invests. As a result, economic conditions of such countries may be particularly affected by adverse changes in the U.S.

economy. A decrease in U.S. imports, new trade and financial regulations, changes in the U.S. dollar exchange rate or an economic slowdown in the United States may have a material adverse effect on the economies of these countries and, as a result, securities to which the Fund has exposure.

Financial Services Risk. An investment in issuers in the financial services sector may be adversely affected by, among other things: (i) changes in the regulatory framework or economic conditions that may negatively affect financial service businesses; (ii) exposure of a financial institution to non-diversified or concentrated loan portfolios; (iii) exposure to financial leverage and/or investments or agreements which, under certain circumstances, may lead to losses, for example sub-prime loans; (iv) the risk that a market shock or other unexpected market, economic, political, regulatory, or other event might lead to a sudden decline in the values of most or all companies in the financial services sector; and (v) the interconnectedness or interdependence among financial services companies, including the risk that the financial distress or failure of one financial services company may materially and adversely affect a number of other financial services companies.

Foreign Investment Risk. Each Fund's investments in non-U.S. issuers may involve unique risks compared to investing in securities of U.S. issuers, including, among others, less liquidity generally, greater market volatility than U.S. securities and less complete financial information than for U.S. issuers. In addition, exposure to potentially adverse local, political, regulatory, economic or social developments such as war, political instability, hyperinflation, currency devaluations, and overdependence on particular industries; government interference in markets such as nationalization and exchange controls, expropriation of assets, or imposition of punitive taxes; the imposition of international trade and capital barriers, and other protectionist or retaliatory measures; potentially lower liquidity and higher volatility; possible problems arising from accounting, disclosure, settlement, and regulatory practices and legal rights that differ from U.S. standards; and the potential for fluctuations in foreign exchange rates to decrease the investment's value (favorable changes can increase its value) could undermine the value of each Fund's investments or prevent a Fund from realizing the full value of its

investments. Financial reporting standards for companies based in foreign markets differ from those in the United States. These risks are heightened for the Fund's investments in emerging markets.

Emerging Markets Risk. Each Fund may invest in securities and instruments that are economically tied to emerging market countries. The Sub-Adviser generally considers an instrument to be economically tied to an emerging market country if the issuer or guarantor is a government of an emerging market country (or any political subdivision, agency, authority or instrumentality of such government), if the issuer or guarantor is organized under the laws of an emerging market country, or if the currency of settlement of the security is a currency of an emerging market country. Emerging market countries are countries that major international financial institutions, such as the World Bank, generally consider to be less economically mature than developed nations. Emerging market countries can include every nation in the world except the United States, Canada, Japan, Australia, New Zealand and most countries located in Western Europe. Investing in foreign countries, particularly emerging market countries, entails the risk that news and events unique to a country or region will affect those markets and their issuers. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets. The economies of emerging markets countries also may be based on only a few industries, making them more vulnerable to changes in local or global trade conditions and more sensitive to debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. To the extent a substantial portion of a Fund's investments consist of securities of issuers located in particular geographic areas, natural disasters, such as volcano eruptions, tsunamis, earthquakes, floods, hurricanes, typhoons, epidemics, or other such events, could have significant impact on the performance and/or risk of such Fund.

Foreign Currency Risk. Each Fund's investments may be denominated in foreign currencies. The value of foreign currencies may fluctuate relative

to the value of the U.S. dollar. Since each Fund may invest in such non-U.S. dollar-denominated securities, and therefore may convert the value of such securities into U.S. dollars, changes in currency exchange rates can increase or decrease the U.S. dollar value of each Fund's assets. The Sub-Adviser does not intend, under normal circumstances, to attempt to hedge against currency risk. The Sub-Adviser may, in certain circumstances, attempt to reduce this risk by entering into forward contracts with banks, brokers or dealers. A foreign currency forward contract is a negotiated agreement between the contracting parties to exchange a specified amount of currency at a specified future time at a specified rate. The rate can be higher or lower than the spot rate between the currencies that are the subject of the contract. Forward foreign currency exchange contracts may be used to protect against uncertainty in the level of future foreign currency exchange rates or to gain or modify exposure to a particular currency. Hedging each Fund's currency risks involves the risk of mismatching each Fund's objectives under a forward or futures contract with the value of securities denominated in a particular currency. Furthermore, such transactions reduce or preclude the opportunity for gain if the value of the currency should move in the direction opposite to the position taken. There is an additional risk to the effect that currency contracts create exposure to currencies in which each Fund's securities are not denominated. Unanticipated changes in currency prices may result in poorer overall performance for each Fund than if it had not entered into such contracts. In addition, certain market conditions may make it impossible or uneconomical to hedge against currency risk.

Foreign Currency Transaction Risk. Foreign exchange transactions involve a significant degree of risk and the markets in which foreign exchange transactions are effected are highly volatile, highly specialized and highly technical. Significant changes, including changes in liquidity prices, can occur in such markets within very short periods of time, often within minutes. Foreign exchange trading risks include, but are not limited to, exchange rate risk, maturity gap, interest rate risk, and potential interference by foreign governments through regulation of local exchange markets, foreign investment or particular transactions in foreign currency. If a Fund utilizes foreign exchange transactions at an inappropriate time or judges market conditions, trends or correlations incorrectly, foreign

exchange transactions may lower such Fund's return. In addition, each Fund could incur transaction costs, including trading commissions, in connection with certain foreign currency transactions.

Real Estate Risk. Real estate-related investments may decline in value as a result of factors affecting the real estate industry, such as the supply of real property in certain markets, changes in zoning laws, delays in completion of construction, changes in real estate values, changes in property taxes, levels of occupancy, and local and regional market conditions.

Risk of Investment in Other Investment Companies. Subject to the limitations set forth in the 1940 Act, or as otherwise permitted by the SEC, each Fund may acquire shares in other ETFs, business development companies, and/or closed-end funds which invest in fixed income securities. The market value of the shares of other investment companies may differ from their NAVs. In addition, the shares of closed-end investment companies frequently trade at a discount to their NAV. As an investor in investment companies, each Fund would bear its ratable share of that entity's expenses, including its investment advisory and administration fees, while continuing to pay its own advisory and administration fees and other expenses. As a result, shareholders will be absorbing duplicate levels of fees with respect to investments in other investment companies.

The securities of certain other closed-end funds in which each Fund may invest may be leveraged. As a result, each Fund may be indirectly exposed to leverage through an investment in such securities. An investment in securities of other investment companies that use leverage may expose each Fund to higher volatility in the market value of such securities and the possibility that each Funds' long-term returns on such securities (and, indirectly, the long-term returns of the Shares) will be diminished.

Risk of Cash Transactions. In certain instances, each Fund may effect creations and redemptions partly or wholly for cash, rather than in-kind. As a result, an investment in each Fund may be less tax-efficient than an investment in a more conventional ETF. ETFs generally are able to make

in-kind redemptions and avoid being taxed on gain on the distributed portfolio securities at the Fund level. Because each Fund may effect redemptions partly or wholly for cash, rather than in-kind distributions, it may be required to sell portfolio securities in order to obtain the cash needed to distribute redemption proceeds. If each Fund recognizes gain on these sales, this generally will cause each Fund to recognize gain it might not otherwise have recognized, or to recognize such gain sooner than would otherwise be required if it were to distribute portfolio securities in-kind. Each Fund generally distributes these gains to shareholders to avoid being taxed on this gain at the Fund level and otherwise comply with the special tax rules that apply to it. This strategy may cause shareholders to be subject to tax on gains they would not otherwise be subject to, or at an earlier date than, if they had made an investment in a different ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These brokerage fees and taxes, which will be higher than if each Fund sold and redeemed its Shares principally in-kind, will be passed on to purchasers and redeemers of Creation Units in the form of creation and redemption transaction fees. In addition, these factors may result in wider spreads between the bid and the offered prices of each Fund's Shares than for more conventional ETFs.

Swaps Risk. The Funds expect to use cleared and over-the-counter ("OTC") swap agreements. An OTC swap contract is an agreement between two parties pursuant to which the parties exchange payments at specified dates on the basis of a specified notional amount, with the payments calculated by reference to specified securities, indices, reference rates, currencies or other instruments. Typically swap agreements provide that when the period payment dates for both parties are the same, the payments are made on a net basis (i.e., the two payment streams are netted out, with only the net amount paid by one party to the other). The Funds' obligations or rights under a swap contract entered into on a net basis will generally be equal only to the net amount to be paid or received under the agreement, based on the relative values of the positions held by each party. Cleared swap transactions may help reduce counterparty credit risk. In a cleared swap, a Fund's ultimate counterparty is a clearinghouse rather than a bank, dealer or financial institution. OTC swap agreements are not

entered into or traded on exchanges and often there is no central clearing or guaranty function for swaps. These OTC swaps are often subject to credit risk or the risk of default or non-performance by the counterparty. Both OTC and cleared swaps could result in losses if interest rates or credit quality changes are not correctly anticipated by the Funds or if the reference index, security or investments do not perform as expected. The Dodd-Frank Wall Street Reform and Consumer Protection Act and related regulatory developments require the clearing and exchange-trading of certain standardized swap transactions. Mandatory exchange-trading and clearing is occurring on a phased-in basis.

Valuation Risk. The sale price the Fund could receive for a security or other asset may differ from the Fund's valuation of the security, particularly for securities or other assets that trade in low volume or volatile markets, or that are valued using a fair value methodology.

Value Securities Risk. Value securities are those issued by companies that may be perceived as undervalued. Value securities may fail to appreciate for long periods of time and may never realize their full potential value. Value securities have generally performed better than non-value securities during periods of economic recovery. Value securities may go in and out of favor over time.

~~A Further Discussion of Other Risks~~

~~The Fund may also~~ **SECONDARY INVESTMENT STRATEGIES**

As a non-principal investment strategy, each Fund may invest part of its remaining assets in money market instruments, including repurchase agreements or other funds which invest exclusively in money market instruments, structured notes (notes on which the amount of principal repayment and interest payments are based on the movement of one or more specified factors, such as the movement of a particular bond or bond index), and in swaps, options and futures contracts. Each Fund may also invest, to a limited extent, in municipal securities. Each Fund may also invest in money market instruments or other short-term fixed income

instruments as part of a temporary defensive strategy to protect against temporary market declines.

Each Fund may lend its portfolio securities to brokers, dealers and other financial institutions desiring to borrow securities to complete transactions and for other purposes. In connection with such loans, each Fund receives liquid collateral equal to at least 102% of the value of the portfolio securities being lent. This collateral is marked to market on a daily basis.

The investment objective and policies described herein constitute non-fundamental policies that may be changed by the Board of Trustees of the Trust without shareholder approval. Certain other fundamental policies of each Fund are set forth in the Statement of Additional Information under "Investment Restrictions."

ADDITIONAL RISK CONSIDERATIONS

The Funds may also be subject to certain other risks associated with its~~its~~their investments and investment strategies.

Commodity Risk. Companies whose performance is reflected in the Fund's portfolio may be adversely affected by changes or trends in commodity prices. Commodity prices may be influenced or characterized by unpredictable factors, including, where applicable, high volatility, changes in supply and demand relationships, weather, agriculture, trade, pestilence, changes in interest rates and monetary and other governmental policies, action and inaction. Securities of companies held by the Fund that are dependent on a single commodity, or are concentrated in a single commodity sector, may typically exhibit even higher volatility attributable to commodity prices.

Consumer Discretionary Sector Risk. The success of consumer product manufacturers and retailers is tied closely to the performance of domestic and international economies, interest rates, exchange rates, competition, consumer confidence, changes in demographics and consumer preferences. Companies in the consumer discretionary sector depend heavily on disposable household income and consumer spending, and may

be strongly affected by social trends and marketing campaigns. These companies may be subject to severe competition, which may have an adverse impact on their profitability.

Consumer Staples Sector Risk. The consumer staples sector may be affected by the regulation of various product components and production methods, marketing campaigns and other factors affecting consumer demand. Tobacco companies, in particular, may be adversely affected by new laws, regulations and litigation. The consumer staples sector may also be adversely affected by changes or trends in commodity prices, which may be influenced by unpredictable factors.

Energy Sector Risk. The energy sector of an economy is cyclical and highly dependent on energy prices. The market value of companies in the local energy sector is strongly affected by the levels and volatility of global energy prices, energy supply and demand, capital expenditures on exploration and production of energy sources, energy conservation efforts, exchange rates, interest rates, economic conditions, tax treatment, increased competition and technological advances, among other factors. Companies in this sector may be subject to substantial government regulation and contractual fixed pricing, which may increase the cost of doing business and limit the earnings of these companies. A significant portion of the revenues of these companies depends on a relatively small number of customers, including governmental entities and utilities. As a result, governmental budget constraints may have a material adverse effect on the stock prices of companies in this sector. Energy companies may also operate in, or engage in, transactions involving countries with less developed regulatory regimes or a history of expropriation, nationalization or other adverse policies. Energy companies also face a significant risk of liability from accidents resulting in injury or loss of life or property, pollution or other environmental problems, equipment malfunctions or mishandling of materials and a risk of loss from terrorism, political strife and natural disasters. Any such event could have serious consequences for the general population of the affected area and could have an adverse impact on the Fund's portfolio and the performance of the Fund. Energy companies can be significantly affected by the supply of, and demand for, specific products (e.g., oil and natural gas) and services, exploration and

production spending, government subsidization, world events and general economic conditions. Energy companies may have relatively high levels of debt and may be more likely than other companies to restructure their businesses if there are downturns in energy markets or in the global economy.

Healthcare Sector Risk. The profitability of companies in the healthcare sector is affected by the following factors, among others: extensive government regulations, restrictions on government reimbursement for medical expenses, rising costs of medical products and services, pricing pressure, an increased emphasis on outpatient services, limited number of products, industry innovation, changes in technologies and other market developments. A number of issuers in the healthcare industry have recently merged or otherwise experienced consolidation. The effects of this trend toward consolidation are unknown and may be far-reaching. Many healthcare companies are heavily dependent on patent protection. The expiration of a company's patents may adversely affect that company's profitability. Many healthcare companies are subject to extensive litigation based on product liability and similar claims. Healthcare companies are subject to competitive forces that may make it difficult to raise prices and, in fact, may result in price discounting. Many new products in the healthcare sector may be subject to regulatory approvals. The process of obtaining such approvals may be long and costly, and such efforts ultimately may be unsuccessful. Companies in the healthcare sector may be thinly capitalized and may be susceptible to product obsolescence.

Information Technology Sector Risk. Information technology companies face intense competition, both domestically and internationally, which may have an adverse effect on profit margins. Like other technology companies, information technology companies may have limited product lines, markets, financial resources or personnel. The products of information technology companies may face obsolescence due to rapid technological developments, frequent new product introduction, unpredictable changes in growth rates and competition for the services of qualified personnel. Companies in the information technology sector are heavily dependent on patent and intellectual property rights. The loss or

impairment of these rights may adversely affect the profitability of these companies.

North American Economic Risk. A decrease in imports or exports, changes in trade regulations or an economic recession in any North American country can have a significant economic effect on the entire North American region and on some or all of the North American countries in which the Fund invests.

The United States is Canada's largest trading and investment partner. The Canadian economy is significantly affected by developments in the U.S. economy. Since the implementation of the North American Free Trade Agreement in 1994 among Canada, the United States and Mexico, total merchandise trade among the three countries has increased. Policy and legislative changes in one country may have a significant effect on North American markets generally, as well as on the value of certain securities held by the Fund.

Telecommunications Sector Risk. The telecommunications sector is subject to extensive government regulation. The costs of complying with governmental regulations, delays or failure to receive required regulatory approvals, or the enactment of new regulatory requirements may negatively affect the business of telecommunications companies. Government actions around the world, specifically in the area of pre-marketing clearance of products and prices, can be arbitrary and unpredictable. Companies in the telecommunications sector may encounter distressed cash flows due to the need to commit substantial capital to meet increasing competition, particularly in developing new products and services using new technology. Technological innovations may make the products and services of certain telecommunications companies obsolete. Telecommunications providers are generally required to obtain franchises or licenses in order to provide services in a given location. Licensing and franchise rights in the telecommunications sector are limited, which may provide an advantage to certain participants. Limited availability of such rights, high barriers to market entry and regulatory oversight, among other factors, have led to consolidation of

companies within the sector, which could lead to further regulation or other negative effects in the future.

Utilities Sector Risk. Deregulation may subject utility companies to greater competition and may adversely affect their profitability. As deregulation allows utility companies to diversify outside of their original geographic regions and their traditional lines of business, utility companies may engage in riskier ventures. In addition, deregulation may eliminate restrictions on the profits of certain utility companies, but may also subject these companies to greater risk of loss. Companies in the utilities industry may have difficulty obtaining an adequate return on invested capital, raising capital, or financing large construction projects during periods of inflation or unsettled capital markets; face restrictions on operations and increased cost and delays attributable to environmental considerations and regulation; find that existing plants, equipment or products have been rendered obsolete by technological innovations; or be subject to increased costs because of the scarcity of certain fuels or the effects of man-made or natural disasters. Existing and future regulations or legislation may make it difficult for utility companies to operate profitably. Government regulators monitor and control utility revenues and costs, and therefore may limit utility profits. There is no assurance that regulatory authorities will grant rate increases in the future, or that such increases will be adequate to permit the payment of dividends on stocks issued by a utility company. Energy conservation and changes in climate policy may also have a significant adverse impact on the revenues and expenses of utility companies.

Portfolio Holdings Information

A description of the Fund's policies and procedures with respect to the disclosure of its portfolio securities is available in the Fund's Statement of Additional Information ("SAI"). On each business day, before commencement of trading on NYSE Arca, the Fund will disclose on [_____] the identities and quantities of the Fund's portfolio holdings that will form the basis for the Fund's calculation of NAV at the end of the business day. Fund fact sheets provide information regarding the Fund's top holdings and may be requested by calling [_____].

Municipal Securities Risk. Municipal securities are subject to the risk that litigation, legislation or other political events, local business or economic conditions or the bankruptcy of the issuer could have a significant effect on an issuer's ability to make payments of principal and/or interest. In addition, there is a risk that, as a result of the current economic crisis, the ability of any issuer to pay, when due, the principal or interest on its municipal bonds may be materially affected.

Municipal securities can be significantly affected by political changes as well as uncertainties in the municipal market related to taxation, legislative changes or the rights of municipal security holders. Because many securities are issued to finance similar projects, especially those relating to education, health care, transportation and utilities, conditions in those sectors can affect the overall municipal market. In addition, changes in the financial condition of an individual municipal insurer can affect the overall municipal market.

Municipal securities backed by current or anticipated revenues from a specific project or specific assets can be negatively affected by the discontinuance of the taxation supporting the project or assets or the inability to collect revenues for the project or from the assets. If the Internal Revenue Service ("IRS") determines that an issuer of a municipal security has not complied with applicable tax requirements, interest from the security could become taxable and the security could decline significantly in value.

The market for municipal bonds may be less liquid than for taxable bonds. There may also be less information available on the financial condition of issuers of municipal securities than for public corporations. This means that it may be harder to buy and sell municipal securities, especially on short notice, and municipal securities may be more difficult for each Fund to value accurately than securities of public corporations.

Concentration Risk. The Funds may be susceptible to an increased risk of loss, including losses due to adverse events that affect the Fund's investments more than the market as a whole, to the extent that a Fund's investments are concentrated in the securities of a particular country,

group of countries, region, market, industry, group of industries, sector or asset class.

Trading Issues. Trading in Shares on the NYSE Arca may be halted due to market conditions or for reasons that, in the view of the NYSE Arca, make trading in Shares inadvisable. In addition, trading in Shares on the NYSE Arca is subject to trading halts caused by extraordinary market volatility pursuant to the NYSE Arca "Circuit breaker" rules. If a trading halt or unanticipated early closing of NYSE Arca occurs, a shareholder may be unable to purchase or sell Shares of a Fund. There can be no assurance that the requirements of the NYSE Arca necessary to maintain the listing of a Fund will continue to be met or will remain unchanged.

While the creation/redemption feature is designed to make it likely that Shares normally will trade close to each Fund's NAV, market prices are not expected to correlate exactly to a Fund's NAV due to timing reasons, supply and demand imbalances and other factors. In addition, disruptions to creations and redemptions, adverse developments impacting market makers, authorized participants or other market participants, high market volatility or lack of an active trading market for the Shares (including through a trading halt) may result in market prices for Shares of a Fund that differ significantly from its NAV or to the intraday value of the Fund's holdings. If an investor purchases Shares at a time when the market price is at a premium to the NAV of the Shares or sells at a time when the market price is at a discount to the NAV of the Shares, then the investor may sustain losses.

Given the nature of the relevant markets for certain of the securities for each Fund, Shares may trade at a larger premium or discount to NAV than shares of other kinds of ETFs. In addition, the securities held by such Funds may be traded in markets that close at a different time than NYSE Arca. Liquidity in those securities may be reduced after the applicable closing times. Accordingly, during the time when NYSE Arca is open but after the applicable market closing, fixing or settlement times, bid/ask spreads and the resulting premium or discount to the Shares' NAV may widen.

When you buy or sell Shares of a Fund through a broker, you will likely incur a brokerage commission or other charges imposed by brokers. In addition, the market price of Shares, like the price of any exchange-traded security, includes a "bid-ask spread" charged by the market makers or other participants that trade the particular security. The spread of a Fund's Shares varies over time based on the Fund's trading volume and market liquidity and may increase if the Fund's trading volume, the spread of the Fund's underlying securities, or market liquidity decrease. In times of severe market disruption, including when trading of a Fund's holdings may be halted, the bid-ask spread may increase significantly. This means that Shares may trade at a discount to a Fund's NAV, and the discount is likely to be greatest during significant market volatility.

Authorized Participant Concentration Risk. Only an authorized participant may engage in creation or redemption transactions directly with a Fund. A Fund has a limited number of intermediaries that act as authorized participants, and none of these authorized participants are or will be obligated to engage in creation or redemption transactions. To the extent that these intermediaries exit the business or are unable to or choose not to proceed with creation and/or redemption orders with respect to a Fund and no other authorized participant is able to step forward to create or redeem, Shares may trade at a discount to NAV and possibly face trading halts and/or delisting.

Securities or Sector Selection Risk. Securities held by the Funds may underperform securities held in other funds investing in similar asset classes or comparable benchmarks because of the portfolio managers' choice of securities or sectors for investment. To the extent the Funds focus or concentrate their investments in a particular sector or related sectors, the Funds will be more susceptible to events or factors affecting companies in that sector or related sectors. For example, the values of securities of companies in the same or related sectors may be negatively affected by the common characteristics they share, the common business risks to which they are subject, common regulatory burdens, or regulatory changes that affect them similarly. Such characteristics, risks, burdens or changes include, but are not limited to, changes in governmental regulation, inflation or deflation, rising or falling interest rates,

competition from new entrants, and other economic, market, political or other developments specific to that sector or related sectors.

No Guarantee of Active Trading Market Risk. While Shares are listed on NYSE Arca, there can be no assurance that active trading markets for the Shares will be maintained by market makers or authorized participants. Decisions by market makers or authorized participants to reduce their role or "step away" from these activities in times of market stress may inhibit the effectiveness of the arbitrage process in maintaining the relationship between the underlying value of a Fund's holdings and the Fund's NAV. Such reduced effectiveness could result in the Fund's Shares trading at a discount to its NAV and also in greater than normal intraday bid/ask spreads for the Fund's Shares.

Portfolio Management Risk. An investment strategy may fail to produce the intended results or the securities held by a Fund may underperform other comparable funds because of the portfolio managers' choice of investments.

Cyber Security Risk. Failures or breaches of the electronic systems of the Funds, the Funds' adviser or sub-adviser, and the Funds' other service providers, market makers, Authorized Participants or the issuers of securities in which the Funds invest have the ability to cause disruptions and negatively impact the Fund's business operations, potentially resulting in financial losses to the Fund and its shareholders. While the Funds have established business continuity plans and risk management systems seeking to address system breaches or failures, there are inherent limitations in such plans and systems. Furthermore, the Funds cannot control the cyber security plans and systems of the Funds' service providers, market makers, Authorized Participants or issuers of securities in which the Funds invest.

Price Volatility Risk. The value of a Fund's investment portfolio may change, potentially frequently and in large amounts, as the prices of its investments go up or down.

Market Risk. Markets may perform poorly or returns from the securities in which the Funds invest may underperform returns from the general securities markets or other types of investments. Markets may, in response to governmental actions or intervention, political, economic or market developments, or other external factors, experience periods of high volatility and reduced liquidity. During those periods, the Funds may experience high levels of shareholder redemptions, and may have to sell securities at times when the Funds would otherwise not do so, and potentially at unfavorable prices. Certain securities may be difficult to value during such periods. These risks may be heightened for fixed income securities due to the current historically low interest rate environment.

Securities Lending. Although each Fund will receive collateral in connection with all loans of its securities holdings, a Fund would be exposed to a risk of loss should a borrower default on its obligation to return the borrowed securities (e.g., the loaned securities may have appreciated beyond the value of the collateral held by a Fund). In addition, each Fund will bear the risk of loss of any cash collateral that it invests.

These risks are described further in the Statement of Additional Information.

Management

Investment Adviser.

OBP Capital, LLC ("OBP" or the "Adviser") acts as each Fund's investment adviser pursuant to an advisory agreement with the Trust on behalf of the Fund (the "Advisory Agreement"). As investment adviser, OBP has overall responsibility for the general management and administration of the Fund. ~~OBP has retained MAM as the investment sub-adviser for the Fund. As the sub-adviser, MAM~~The Adviser, located at 116 S. Franklin Street, Rocky Mount, North Carolina 27802, is registered with the Securities and Exchange Commission as an investment adviser. As of [   ], 2017, the Adviser provided supervisory and management

services on approximately $[_____] in assets through closed-end funds, mutual funds and exchange-traded funds. Pursuant to the Advisory Agreement, the Adviser manages the investment and reinvestment of each Fund's assets and administers the affairs of each Fund to the extent requested by the Board of Trustees.

Pursuant to the Advisory Agreement, each Fund pays the Adviser an annual management fee for the services and facilities it provides as a percentage of the relevant Fund's average daily net assets as set out below:

Fund	Advisory Fee
Fieldstone Merlin Dynamic Large Cap Growth ETF	0.50%
Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF	0.45%
Fieldstone UVA Dividend Growth ETF	0.80%

With respect to each Fund, the unitary advisory fee as a percentage of net assets is not subject to any breakpoints.

Sub-Adviser

Fieldstone Merlin Dynamic Large Cap Growth ETF

Merlin Asset Management ("Merlin" or a "Sub-Adviser"), acts as the Sub-Adviser for the Fieldstone Merlin Dynamic Large Cap Growth ETF pursuant to a sub-advisory agreement with the Trust and OBP (the "Sub-Advisory Agreement"). Merlin provides an investment program for the Fund, creates and maintains models, and manages the investment of the Fund's assets, subject to the oversight and supervision of OBP. In managing the Fund, MAMMerlin may draw upon the research and expertise of its asset management affiliates with respect to certain portfolio securities. In seeking to achieve the Fund's investment objective, MAMMerlin uses teams of portfolio managers, investment strategists and other investment specialists. This team approach brings together many disciplines and leverages MAM'sMerlin's extensive resources.

Pursuant to the Investment Advisory Agreement between OBP and the Fund, OBP is responsible for substantially all expenses of the Fund, including the payment of the fees to MAM. However, the Fund, as opposed to OBP or MAM, bears interest expenses, taxes, brokerage expenses, future distribution fees or expenses and extraordinary expenses.

For its investment advisory services to the Fund, OBP will be paid a management fee from the Fund based on a percentage of the Fund's average daily net assets, at an annual rate of [____]%. OBP may from time to time voluntarily waive and/or reimburse fees or expenses in order to limit Total Annual Fund Operating Expenses (excluding Acquired Fund Fees and Expenses, if any). Any such voluntary waiver or reimbursement may be eliminated by OBP at any time.

OBP is located at 116 S. Franklin Street, Rock Mount, North Carolina 27802. As of [_____], 2017, OBP provided investment advisory services for assets in excess of $[_____].

~~MAM~~Merlin is located at 20 Park Plaza, Suite 400, Boston, Massachusetts, 02116. As of [_____], 2017, ~~MAM~~Merlin and its affiliates provided investment advisory services for assets in excess of $[_____]. ~~MAM~~Merlin and its affiliates trade and invest for their own accounts in the types of securities in which the Fund may also invest.

Pursuant to the Sub-Advisory Agreement with the Trust on behalf of the Fund, and OBP, Merlin furnishes an investment program for each Fund and manages the investment operations and composition of the Fund.

Pursuant to the Sub-Advisory Agreement, each Fund pays the Sub-Adviser a sub-advisory fee out of the Adviser's advisory fee for the services it provides, payable on a monthly basis, as a percentage of the Fund's average daily net assets as set out below:

Fund	Sub-Advisory Fee
Fieldstone Merlin Dynamic Large Cap Growth ETF	[ ]%

**Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF
and
Fieldstone UVA Dividend Growth ETF**

Universal Value Advisors ("UVA" or a "Sub-Adviser") acts as the Sub-Adviser for the Fieldstone UVA Unconstrained Medium-Term Fixed Income ETF and the Fieldstone UVA Dividend Growth ETF pursuant to a sub-advisory agreement with the Trust and OBP (the "Sub-Advisory Agreement"). UVA, established in [_____], is located at 1 E. Liberty St. #406, Reno, Nevada 89501. UVA provides discretionary and non-discretionary asset management services to high net worth individuals and institutions using stocks, bonds and ETFs. As of [_____], 2017, UVA had approximately $490 million in assets under management.

Pursuant to the Sub-Advisory Agreement with the Trust on behalf of each Fund, and OBP, UVA furnishes an investment program for each Fund and manages the investment operations and composition of each Fund.

Pursuant to the Sub-Advisory Agreement, each Fund pays the Sub-Adviser a sub-advisory fee out of the Adviser's advisory fee for the services it provides, payable on a monthly basis, as a percentage of the relevant Fund's average daily net assets as set out below:

Fund	Sub-Advisory Fee
Fieldstone/UVA Unconstrained Medium-Term Fixed Income ETF	0.25%
Fieldstone/UVA Dividend Growth ETF	0.60%

Approval of Advisory Agreement and Sub-Advisory Agreement

A discussion regarding the basis for the Board of Trustees' approval of the Advisory Agreement and Sub- Advisory Agreements will be available in the Funds' semi-annual report to shareholders for the period ended [_____], 2017.

Portfolio ~~Manager~~ **Management**

The Sub-Advisers furnish an investment program for each Fund, manage the investment portfolio of each Fund and direct the purchase and sale of each Fund's investment securities.

The portfolio managers are primarily responsible for the day-to-day operation of each Fund. The individuals listed below are members of the investment management team at either Merlin Asset Management ("Merlin") or Universal Value Advisors ("UVA") that manages each Fund's investments.

Merlin

Michael Obuchowski, Ph.D., is primarily responsible for the day-to-day management of the Fund. The Portfolio Manager is responsible for various functions related to portfolio management, including, but not limited to, developing and implementing the Fund's investment process and investment strategy, researching and reviewing investment strategy and overseeing members of his portfolio management team that have more limited responsibilities. The following information provides additional information about the portfolio manager.

Michael Obuchowski, Ph.D. founded Merlin Asset Management to develop and manage innovative modern institutional investment strategies. During the last fourteen years, he developed a range of investment strategies, with the most recent GIPS track record starting at the end of 2012. Merlin Asset Management is an independent investment advisory firm and was registered with the SEC in August 2016.

Prior to registering Merlin Asset Management as an independent investment advisory firm, Dr. Obuchowski was associated with CONCERT Wealth Management, Inc., where he was a Portfolio Manager and member of CONCERT Capital Management's Investment Committee, contributing to the oversight of CONCERT's model portfolio allocations. Merlin Asset Management's investment strategies were available through CWM.

From June 2012 to January 2014, Dr. Obuchowski was associated with North Shore Asset Management, LLC ("NSAM") where he was a

Portfolio Manager focused on developing and managing institutional large cap growth equity investment strategies.

Prior to NSAM, in July 2008, Dr. Obuchowski helped establish First Empire Asset Management, Inc. ("FEAM"). As FEAM's Chief Investment Officer, he was responsible for the development and management of all equity-related investment strategies. While at FEAM, Dr. Obuchowski developed a range of top ranked large cap growth equity and global diversified investment strategies.

Before joining First Empire Asset Management, he was a cofounder, Principal and Portfolio Manager at Altanes Investments, LLC, a New York City-based boutique investment advisory company specializing in large capitalization US and global diversified investment strategies. At Altanes Investments, Dr. Obuchowski was responsible for the development and management of investment strategies, portfolio management, trading, compliance and operations.

Before co-founding Altanes Investments, LLC, Dr. Obuchowski was Vice President, Director of Research and Portfolio Manager at Ashland Management Incorporated. At Ashland, he was a member of the Investment Committee, specialized in the healthcare and technology companies and developed a range of quantitative SMID investment strategies.

In addition, Dr. Obuchowski brings with him over 15 years of experience in academic research in healthcare and biotechnology. Prior to moving to finance, he was an Assistant Professor of Psychiatry at the Albert Einstein College of Medicine in New York, Chief of Psychophysiology Unit at the Psychiatry Research Division at Hillside Hospital and Associate Director of the Prevention and Recognition Program at Schneider Children's Hospital in Glen Oaks. He was the recipient of many awards, including the Young Investigator Award from NARSAD and the Young Scientist Award from the Winter Workshop on Schizophrenia Research. He also received a National Interest Waiver for Aliens of Exceptional Ability in Sciences, Arts of Business from the Immigration and Naturalization Service.

Dr. Obuchowski earned his Ph.D. in Clinical Psychology from the New School for Social Research in New York and completed his internship in Clinical Neuropsychology at Columbia University and the Presbyterian Hospital, the University Hospital of Columbia University College of Physicians and Surgeons. Dr. Obuchowski is a member of the Board of Governors of the New School for Social Research. A competitive sailor, he is a member of the New York Yacht Club, the Seawanhaka Corinthian Yacht Club and the Royal Northern & Clyde Yacht Club.

The Statement of Additional Information provides additional information about the Portfolio Manager's compensation, other accounts managed and ownership of Fund shares.

Administrator, Custodian and Transfer Agent. The Nottingham Company is the administrator for the Fund. [_____] is the custodian for the Fund. [_____] is the transfer agent for the Fund.

Shareholder Information

Additional shareholder information, including how to buy and sell shares of the Fund, is available free of charge by calling toll-free: 1-800-iShares (1-800-474-2737) or visiting our website at www.iShares.com.

Buying and Selling Shares. Shares of the Fund may be acquired or redeemed directly from the Fund only in Creation Units or multiples thereof, as discussed in the Creations and Redemptions section of this Prospectus. Only an Authorized Participant (as defined in the Creations and Redemptions section below) may engage in creation or redemption transactions directly with the Fund. Once created, shares of the Fund generally trade in the secondary market in amounts less than a Creation Unit.

Shares of the Fund are listed on a national securities exchange for trading during the trading day. Shares can be bought and sold throughout the trading day like shares of other publicly traded companies. The Fund does not impose any minimum investment for shares of the Fund purchased on an exchange or otherwise in the secondary market. The Fund's shares trade under the trading symbol "[_____]."

Buying or selling Fund shares on an exchange or other secondary market involves two types of costs that may apply to all securities transactions. When buying or selling shares of the Fund through a broker, you may incur a brokerage commission and other charges. The commission is frequently a fixed amount and may be a significant proportional cost for investors seeking to buy or sell small amounts of shares. In addition, you may incur the cost of the "spread," that is, any difference between the bid price and the ask price.

88

The spread varies over time for shares of the Fund based on the Fund's trading volume and market liquidity, and is generally lower if the Fund has high trading volume and market liquidity, and higher if the Fund has little trading volume and market liquidity (which is often the case for funds that are newly launched or small in size). The Fund's spread may also be impacted by the liquidity of the underlying securities held by the Fund, particularly for newly launched or smaller funds or in instances of significant volatility of the underlying securities.

The Board has adopted a policy of not monitoring for frequent purchases and redemptions of Fund shares ("frequent trading") that appear to attempt to take advantage of a potential arbitrage opportunity presented by a lag between a change in the value of the Fund's portfolio securities after the close of the primary markets for the Fund's portfolio securities and the reflection of that change in the Fund's NAV ("market timing"), because the Fund sells and redeems its shares directly through transactions that are in-kind and/or for cash, subject to the conditions described below under Creations and Redemptions. The Board has not adopted a policy of monitoring for other frequent trading activity because shares of the Fund are listed for trading on a national securities exchange.

The national securities exchange on which the Fund's shares are listed is open for trading Monday through Friday and is closed on weekends and the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The Fund's primary listing exchange is NYSE Arca.

Section 12(d)(1) of the 1940 Act restricts investments by investment companies in the securities of other investment companies. Registered investment companies are permitted to invest in the Fund beyond the limits set forth in Section 12(d)(1), subject to certain terms and conditions set forth in SEC rules or in an SEC exemptive order. In order for a registered investment company to invest in shares of the Fund beyond the limitations of Section 12(d)(1) pursuant to the exemptive relief, the registered investment company must enter into an agreement with the Fund.

Book Entry Shares of the Fund**UVA**

Robert Barone, along with Joshua Barone, founded Universal Value Advisors (UVA) in 2005. He is currently the firm's economist as well as a wealth and portfolio manager. Mr. Barone holds a Ph.D. in economics (Georgetown University) and is nationally known for his blogs, many of which are posted on TheStreet.com, at the Minyanville blog site, or at Forbes. He is often quoted in the financial press, and writes a column every other week for Reno's local newspaper, the Reno Gazette Journal.

In his career, he has been a Professor of Finance (University of Nevada), a community bank CEO (Comstock Bancorp), a Director of the Federal Home Loan Bank of San Francisco where he served as its Chair in 2004, and he is currently a Director of CSAA Insurance Company (a AAA Insurance Company) where he chairs the Finance and Investment Committee. In 2007-2009 he served as Chairman of the Board for that entity. He also currently sits on the Boards of AAA Northern California, Nevada, and Utah (the AAA Auto club) and Allied Mineral Products, Columbus, OH, America's strongest refractory company.

Joshua Barone has been the Managing Member of Universal Value Advisors (UVA) since its inception in 2005. In that capacity, he is responsible for the company's day to day operations and is a major contributor to the company's strategic vision. Prior to forming UVA, along with Robert Barone, he co-founded Adagio Trust Company in 2000. After building the assets of that institution, both he and Robert sold their interests in Adagio in 2005 and subsequently founded UVA. Prior positions include: M&A analyst in the community bank space and insurance sales both in property and casualty, and life and health.

The Statement of Additional Information provides additional information about the portfolio managers' compensation structure, other accounts managed by the portfolio managers and the portfolio managers' ownership of securities of each Fund.

PURCHASE AND REDEMPTION OF SHARES

General

The Shares are issued or redeemed by each Fund at NAV per Share only in Creation Unit size. See "How to Buy and Sell Shares."

Most investors buy and sell Shares of each Fund in secondary market transactions through brokers. Shares of each Fund are listed for trading in the secondary market on the NYSE Arca. Shares can be bought and sold throughout the trading day like other publicly traded shares. [A minimum investment of $[10,000] is required to invest in the Fieldstone/UVA

Unconstrained Medium-Term Fixed Income ETF.] There is no minimum investment required to invest in the Fieldstone/UVA Dividend Growth ETF. Although Shares are generally purchased and sold in "round lots" of 100 Shares, brokerage firms typically permit investors to purchase or sell Shares in smaller "odd lots," at no per share price differential. When buying or selling Shares through a broker, you will incur customary brokerage commissions and charges, and you may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction. Each Fund trades on the NYSE Arca at prices that may differ to varying degrees from the daily NAV of the Shares. Given that each Fund's Shares can be issued and redeemed in Creation Units, the Adviser believes that large discounts and premiums to NAV should not be sustained for long. The Funds trade under the NYSE Arca ticker symbols set forth below:

Name of Fund	NYSE Arca Ticker Symbol
Fieldstone Merlin Dynamic Large Cap Growth ETF	[ ]
Fieldstone/UVA Unconstrained Medium-Term Fixed Income ETF	[ ]
Fieldstone/UVA Dividend Growth ETF	[ ]

Share prices are reported in dollars and cents per Share.

Investors may acquire Shares directly from each Fund, and shareholders may tender their Shares for redemption directly to the relevant Fund, only in Creation Units of 50,000 Shares, as discussed in the "How to Buy and Sell Shares" section below.

Book Entry

Shares are held in book-entry form, which means that no stock certificates are issued. The Depository Trust Company ("DTC") or its nominee is the record owner of all outstanding shares Shares of thea Fund and is recognized as the owner of all shares Shares for all purposes. (except for tax purposes).

Investors owning ~~shares of the Fund~~Shares are beneficial owners as shown on the records of DTC or its participants. DTC serves as the securities depository for ~~shares of the Fund. DTC participants~~all Shares. Participants in DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other institutions that directly or indirectly maintain a custodial relationship with DTC. As a beneficial owner of ~~shares~~Shares, you are not entitled to receive physical delivery of stock certificates or to have ~~shares~~Shares registered in your name, and you are not considered a registered owner of ~~shares~~Shares. Therefore, to exercise any right as an owner of ~~shares~~Shares, you must rely upon the procedures of DTC and its participants. These procedures are the same as those that apply to any other ~~securities~~stocks that you hold in book- entry or "street name" form.

~~Share Prices.~~ HOW TO BUY AND SELL SHARES

Pricing Fund Shares

The trading ~~prices~~price of the~~the~~each Fund's ~~shares in~~Shares on the ~~secondary market generally~~NYSE Arca may differ from ~~the~~a Fund's daily NAV and ~~are~~can be affected by market forces ~~such as the~~of supply ~~of~~ and demand ~~for ETF shares and shares of underlying securities held by the Fund~~, economic conditions and other factors. ~~Information regarding the intraday~~

The NYSE Arca disseminates the approximate value of ~~shares~~Shares of ~~the~~each Fund~~, also known as the "indicative optimized portfolio value" ("IOPV"), is disseminated~~ every ~~15~~fifteen seconds ~~throughout each trading day by the national securities exchange on which the Fund's shares are listed or by market data vendors or other information providers. The IOPV is~~. The approximate value calculations are based on ~~the current value of the securities or other assets and/or other assets, including cash required to be deposited in exchange for a Creation Unit. The IOPV does not necessarily~~ local market prices and may not reflect ~~the precise composition of the current portfolio of securities held by the Fund at a particular point in time or the best possible valuation of the current portfolio. Therefore, the IOPV~~ events that occur subsequent to the local market's close. As a result, premiums and discounts between the approximate value and the market price could be affected. This approximate value should not be viewed as a "real-time" update of the ~~Fund's~~ NAV per Share of a Fund because the approximate

value may not be calculated in the same manner as the NAV, which is computed ~~only~~ once a day. ~~The IOPV is generally determined by using both current market quotations and/or price quotations obtained from broker-dealers and other market intermediaries that may trade in the portfolio securities or other assets held by the Fund. The quotations of certain Fund holdings may not be updated during U.S. trading hours if such holdings do not trade in the United States. The Fund is~~, generally at the end of the business day. The Funds are not involved in, ~~or~~nor responsible for, the calculation or dissemination of the ~~IOPV and makes no~~ approximate value and the Funds do not make any warranty as to its accuracy.

~~Determination of Net Asset Value.~~ The NAV ~~of the~~per Share for each Fund ~~normally~~ is determined once daily ~~Monday through Friday, generally~~ as of the ~~regularly scheduled~~ close of ~~business of~~ the New York Stock Exchange ("NYSE~~") (normally~~"), usually 4:00 p.m.~~,~~. Eastern time~~) on~~, each day ~~that~~ the NYSE is open for trading, ~~based on prices at the time of closing,~~ provided that (a) any ~~Fund~~ assets or liabilities denominated in currencies other than the U.S. dollar ~~are~~shall be translated into U.S. dollars at the prevailing market rates on the date of valuation as quoted by one or more major banks or dealers that makes a two-way market in such currencies (or a data service ~~providers (as detailed below)~~provider based on quotations received from such banks or dealers); and (b) U.S. fixed- income assets may be valued as of the announced closing time for trading in fixed- income instruments ~~in a particular market or exchange. The NAV of the Fund is calculated~~ on any day that the Securities Industry and Financial Markets Association announces an early closing time. NAV per Share is determined by dividing the value of ~~the net~~a Fund's portfolio securities, cash and other assets ~~of the Fund (i.e., the value of its total assets~~(including accrued interest), less ~~total~~all liabilities~~)~~ (including accrued expenses), by the total number of Shares outstanding ~~shares of the Fund, generally rounded to the nearest cent.~~

~~The value of the securities and other assets and liabilities held by the Fund are determined pursuant to valuation policies and procedures approved by the Board. The Fund's assets and liabilities are valued on the basis of market quotations, when readily available.~~

~~Equity investments are valued at market value, which is generally determined using the last reported official closing price or last trading price on the exchange or market on which the security is primarily traded at the time of valuation.~~

Generally, trading in U.S. government securities, money market instruments and certain fixed-income securities is substantially completed each day at various times prior to the close of business on the NYSE. The values of such securities used in computing the NAV of the Fund are determined as of such times.

When market quotations are not readily available or are believed by MAM to be unreliable, the Fund's investments are valued at fair value. Fair value determinations are made by MAM in accordance with policies and procedures approved by the Fund's Board. MAM may conclude that a market quotation is not readily available or is unreliable if a security or other asset or liability does not have a price source due to its lack of liquidity, if a market quotation differs significantly from recent price quotations or otherwise no longer appears to reflect fair value, where the security or other asset or liability is thinly traded, or where there is a significant event subsequent to the most recent market quotation. A "significant event" is an event that, in the judgment of MAM, is likely to cause a material change to the closing market price of the asset or liability held by the Fund.

Fair value represents a good faith approximation of the value of an asset or liability. The fair value of an asset or liability held by the Fund is the amount the Fund might reasonably expect to receive from the current sale of that asset or the cost to extinguish that liability in an arm's-length transaction. Valuing the Fund's investments using fair value pricing will result in prices that may differ from current market valuations and that may not be the prices at which those investments could have been sold during the period in which the particular fair values were used.

Dividends and Distributions

General Policies. Dividends from net investment income, if any, generally are declared and paid at least once a year by the Fund. Distributions of net realized securities gains, if any, generally are declared and paid once a year, but the Fund may make distributions on a more frequent basis. The Fund reserves the right to declare special distributions if, in its reasonable discretion, such action is necessary or advisable to preserve its status as a regulated investment company ("RIC") or to avoid imposition of income or excise taxes on undistributed income or realized gains.

Dividends and other distributions on shares of the Fund are distributed on a pro rata basis to beneficial owners of such shares. Dividend payments are made through DTC participants and indirect participants to beneficial owners then of record with proceeds received from the Fund.

Dividend Reinvestment Service. No dividend reinvestment service is provided by the Fund. Broker-dealers may make available the DTC book-entry Dividend Reinvestment Service for use by beneficial owners of the Fund for reinvestment of their dividend distributions. Beneficial owners should contact their broker to determine the availability

~~and costs of the service and the details of participation therein. Brokers may require beneficial owners to adhere to specific procedures and timetables. If this service is available and used, dividend distributions of both income and realized gains will be automatically reinvested in additional whole shares of the Fund purchased in the secondary market.~~

~~Taxes.~~ Each Fund's debt securities are valued at market value. Market value generally means a valuation (i) obtained from an exchange, a pricing service or a major market maker (or dealer), (ii) based on a price quotation or other equivalent indication of value supplied by an exchange, a pricing service or a major market maker (or dealer) or (iii) based on amortized cost. Each Fund's debt securities are thus valued by reference to a combination of transactions and quotations for the same or other securities believed to be comparable in quality, coupon, maturity, type of issue, call provisions, trading characteristics and other features deemed to be relevant. To the extent a Fund's debt securities are valued based on price quotations or other equivalent indications of value provided by a third-party pricing service, any such third-party pricing service may use a variety of methodologies to value some or all of a Fund's debt securities to determine the market price. For example, the prices of securities with characteristics similar to those held by a Fund may be used to assist with the pricing process. In addition, the pricing service may use proprietary pricing models. Equity securities are valued at the last reported sale price on the principal exchange on which such securities are traded, as of the close of regular trading on the NYSE Arca on the day the securities are being valued or, if there are no sales, at the mean of the most recent bid and asked prices. Equity securities that are traded in over-the-counter markets are valued at the NASDAQ Official Closing Price as of the close of regular trading on the NYSE Arca on the day the securities are valued or, if there are no sales, at the mean of the most recent bid and asked prices. Securities for which market quotations (or other market valuations such as those obtained from a pricing service) are not readily available, including restricted securities, are valued by a method that the Trustees believe accurately reflects fair value. Securities will be valued at fair value when market quotations (or other market valuations such as those obtained from a pricing service) are not readily available or are deemed unreliable, such as when a security's value or meaningful portion of a Fund's portfolio is believed to have been materially affected by a

significant event. Such events may include a natural disaster, an economic event like a bankruptcy filing, a trading halt in a security, an unscheduled early market close or a substantial fluctuation in domestic and foreign markets that has occurred between the close of the principal exchange and the NYSE Arca. In such a case, the value for a security is likely to be different from the last quoted market price. In addition, due to the subjective and variable nature of fair market value pricing, it is possible that the value determined for a particular asset may be materially different from the value realized upon such asset's sale.

Trading in securities on many foreign securities exchanges and over-the-counter markets is normally completed before the close of business on each U.S. business day. In addition, securities trading in a particular country or countries may not take place on all U.S. business days or may take place on days that are not U.S. business days. Changes in valuations on certain securities may occur at times or on days on which a Fund's net asset value is not calculated and on which a Fund does not effect sales, redemptions and exchanges of its Shares.

Creation Units

Investors such as market makers, large investors and institutions who wish to deal in Creation Units (large specified blocks of 50,000 Shares) directly with a Fund must have entered into an authorized participant agreement (such investors being "Authorized Participants" or "APs") with [_____] (the "Distributor") and be accepted by the transfer agent, or purchase through a dealer that has entered into such an agreement. Set forth below is a brief description of the procedures applicable to purchase and redemption of Creation Units. For more detailed information, see "Creation and Redemption of Creation Unit Aggregations" in the Statement of Additional Information.

How to Buy Shares

In order to purchase Creation Units of a Fund, an investor must generally deposit a designated portfolio of securities (the "Deposit Securities") (and/or an amount in cash in lieu of some or all of the Deposit Securities)

and generally make a cash payment referred to as the "Cash Component." For those APs that are not eligible for trading a Deposit Security, and in such other circumstances as the Sub-Adviser believes are in the best interests of a Fund, custom orders are available. The list of the names and the amounts of the Deposit Securities is made available by the Fund's custodian through the facilities of the NSCC immediately prior to the opening of business each day of the NYSE Arca. The Cash Component represents the difference between the NAV of a Creation Unit and the market value of the Deposit Securities. In the case of custom orders, cash-in-lieu may be added to the Cash Component to replace any Deposit Securities that either the AP may not be eligible to trade or the Sub-Adviser believes are in the best interests of a Fund not to accept in kind.

Orders must be placed in proper form by or through a participant of the DTC ("DTC Participant") that has entered into an agreement with the Distributor, and accepted by the transfer agent, with respect to purchases and redemptions of Creation Units (collectively, "Authorized Participant" or "AP"). All standard orders must be placed for one or more whole Creation Units of Shares of a Fund and must be received by the Distributor in proper form no later than the close of regular trading on the NYSE (ordinarily 4:00 p.m. Eastern time) ("Closing Time") in order to receive that day's closing NAV per Share. In the case of custom orders, as further described in the Statement of Additional Information, the order must be received by the Distributor no later than one hour prior to Closing Time in order to receive that day's closing NAV per Share. A custom order may be placed by an Authorized Participant in the event that the Trust permits or requires the substitution of an amount of cash to be added to the Cash Component to replace any Deposit Security which may not be available in sufficient quantity for delivery or which may not be eligible for trading by such AP or the investor for which it is acting or any other relevant reason. A fixed creation transaction fee of $500 per transaction (the "Creation Transaction Fee") is applicable to each transaction regardless of the number of Creation Units purchased in the transaction. An additional variable charge for cash creations or partial cash creations may also be imposed to compensate a Fund for the costs associated with buying the applicable securities. Each Fund may adjust these fees from time to time based on actual experience. The price for each Creation Unit

will equal the daily NAV per Share times the number of Shares in a Creation Unit plus the fees described above and, if applicable, any transfer taxes.

Shares of a Fund may be issued in advance of receipt of all Deposit Securities subject to various conditions, including a requirement to maintain cash at least equal to 115% of the market value of the missing Deposit Securities on deposit with the Trust.

For more detailed information, see "Creation and Redemption of Creation Unit Aggregations" in the Statement of Additional Information.

Legal Restrictions on Transactions in Certain Securities

An investor subject to a legal restriction with respect to a particular security required to be deposited in connection with the purchase of a Creation Unit may, at a Fund's discretion, be permitted to deposit an equivalent amount of cash in substitution for any security which would otherwise be included in the Deposit Securities applicable to the purchase of a Creation Unit. For more detailed information, see "Creation and Redemption of Creation Unit Aggregations" in the Statement of Additional Information.

Redemption of Shares

Shares may be redeemed only in Creation Units at their NAV and only on a day the NYSE Arca is open for business. The Funds' custodian makes available immediately prior to the opening of business each day of the NYSE Arca, through the facilities of the NSCC, the list of the names and the amounts of each Fund's portfolio securities that will be applicable that day to redemption requests in proper form ("Fund Securities"). Fund Securities received on redemption may not be identical to Deposit Securities, which are applicable to purchases of Creation Units. Unless cash redemptions or partial cash redemptions are available or specified for a Fund as set forth below, the redemption proceeds consist of the Fund Securities, plus cash in an amount equal to the difference between the NAV of Shares being redeemed as next determined after receipt by the

transfer agent of a redemption request in proper form, and the value of the Fund Securities (the "Cash Redemption Amount"), less the applicable redemption fee and, if applicable, any transfer taxes. Should the Fund Securities have a value greater than the NAV of Shares being redeemed, a compensating cash payment to a Fund equal to the differential, plus the applicable redemption fee and, if applicable, any transfer taxes will be required to be arranged for, by or on behalf of the redeeming shareholder.

An order to redeem Creation Units of a Fund may only be effected by or through an Authorized Participant. An order to redeem must be placed for one or more whole Creation Units and must be received by the transfer agent in proper form no later than the close of regular trading on the NYSE (normally 4:00 p.m. Eastern time) in order to receive that day's closing NAV per Share. In the case of custom orders, as further described in the Statement of Additional Information, the order must be received by the transfer agent no later than 3:00 p.m. Eastern time.

[A 0.50% redemption transaction fee per transaction (the "Redemption Transaction Fee") is applicable to each redemption transaction in which the Creation Units have been held for less than ninety (90) days], regardless of the number of Creation Units redeemed in the transaction. An additional variable charge for cash redemptions or partial cash redemptions may also be imposed to compensate a Fund for the costs associated with selling the applicable securities. Each Fund may adjust these fees from time to time based on actual experience. Each Fund reserves the right to effect redemptions wholly or partially in cash. A shareholder may request a cash redemption or partial cash redemption in lieu of securities, however, a Fund may, in its discretion, reject any such request.

For more detailed information, see "Creation and Redemption of Creation Unit Aggregations" in the Statement of Additional Information.

Distributions

Dividends and Capital Gains. Fund shareholders are entitled to their share of a Fund's income and net realized gains on its investments. Each Fund

pays out substantially all of its net earnings to its shareholders as "distributions."

The Fieldstone/UVA Unconstrained Medium-Term Fixed Income ETF typically earns interest from debt securities. These amounts, net of expenses, are passed along to Fund shareholders as "income dividend distributions." Each Fund realizes capital gains or losses whenever it sells securities. Net long-term capital gains are distributed to shareholders as "capital gain distributions."

Income dividends, if any, are distributed to shareholders monthly. Net capital gains are distributed at least annually. Dividends may be declared and paid more frequently to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). Some portion of each distribution may result in a return of capital (which is a return of the shareholder's investment in the Fund). Fund shareholders will be notified regarding the portion of the distribution that represents a return of capital.

Distributions in cash may be reinvested automatically in additional whole Shares only if the broker through which the Shares were purchased makes such option available.

FREQUENT PURCHASES AND REDEMPTIONS

The Funds impose no restrictions on the frequency of purchases and redemptions. The Board of Trustees evaluated the risks of market timing activities by the Funds' shareholders when they determined that no restriction or policy was necessary. The Board noted that the Funds' Shares can only be purchased and redeemed directly from a Fund in Creation Units by APs and that the vast majority of trading in the Funds' Shares occurs on the secondary market. Because the secondary market trades do not involve a Fund directly, it is unlikely those trades would cause many of the harmful effects of market timing, including dilution, disruption of portfolio management, increases in the Funds' trading costs and the realization of capital gains. To the extent a Fund may affect the purchase or redemption of Creation Units in exchange wholly or partially

for cash, the Board noted that such trades could result in dilution to a Fund and increased transaction costs, which could negatively impact a Fund's ability to achieve its investment objective. However, the Board noted that direct trading by APs is critical to ensuring that the Funds' Shares trade at or close to NAV. In addition, each Fund imposes fixed and variable transaction fees on purchases and redemptions of Creation Units to cover the custodial and other costs incurred by a Fund in effecting trades.

FUND SERVICE PROVIDERS

The Nottingham Company is the administrator and fund accounting agent for the Funds.

[   ] is the custodian, and transfer agent for the Funds.

Holland & Knight LLP serves as counsel to the Funds.

BBD, LLP serves as the Funds' independent registered public accounting firm. The independent registered public accounting firm is responsible for auditing the annual financial statements of the Funds.

FEDERAL INCOME TAXATION

As with any investment, you should consider how your investment in shares of the FundShares will be taxed. The tax information in this Prospectus is provided as general information, based on current law. You should consult your own tax professional about the tax consequences of an investment in shares of the FundShares.

Unless your investment in Fund sharesthe Shares is made through a tax-exempt entity or tax-deferred retirement account, such as an IRA plan, you need to be aware of the possible tax consequences when the Fund:

● The Funds makes distributions or you,

● You sell Fund sharesyour Shares listed on the NYSE Arca, and

- You purchase or redeem Creation Units.

Taxes on Distributions.

Distributions from the ~~Fund's~~Funds' net investment income (other than qualified dividend income), including distributions of income from securities lending and distributions out of the ~~Fund's~~Funds' net short-term capital gains, if any, are taxable to you as ordinary income. Distributions by the ~~Fund~~Funds of net long-term capital gains in excess of net short-term capital losses (capital gain dividends) are taxable to you as long-term capital gains, regardless of how long you have held the ~~Fund's~~Funds' shares. Distributions by the ~~Fund~~Funds that qualify as qualified dividend income are taxable to you at long-term capital gain rates. Long-term capital gains and qualified dividend income are generally eligible for taxation at a maximum rate of 15% for non-corporate shareholders with incomes below approximately $400,000 ($450,000 if married and filing jointly), amounts adjusted annually for inflation, and 20% for individuals with any income above these amounts that is net long-term capital gain or qualified dividend income. Because the ~~Fund~~Funds may have a higher portfolio turnover than funds that seek to replicate the performance of an index, the ~~Fund~~Funds may, in comparison to such other funds, realize and distribute a higher amount of taxable realized capital gain. In addition, a 3.8% U.S. federal Medicare contribution tax is imposed on "net investment income," including, but not limited to, interest, dividends, and net gain, of U.S. individuals with income exceeding $200,000 (or $250,000 if married and filing jointly) and of estates and trusts.

Dividends will be qualified dividend income to you if they are attributable to qualified dividend income received by the ~~Fund~~Funds. Generally, qualified dividend income includes dividend income from taxable U.S. corporations, provided that the ~~Fund~~Funds satisfies certain holding period requirements in respect of the stock of such corporations and has not hedged its position in the stock in certain ways. Substitute dividends received by the ~~Fund~~Funds with respect to dividends paid on securities lent out will not be qualified dividend income. For this purpose, a qualified non-U.S. corporation means any non-U.S. corporation that is eligible for benefits under a comprehensive income tax treaty with the United States,

which includes an exchange of information program or if the stock with respect to which the dividend was paid is readily tradable on an established United States securities market. The term excludes a corporation that is a passive foreign investment company.

Dividends received by the ~~Fund~~Funds from a real estate investment trust ("REIT") or another RIC generally are qualified dividend income only to the extent the dividend distributions are made out of qualified dividend income received by such REIT or RIC. It is expected that dividends received by the Fund from a REIT and distributed to a shareholder generally will be taxable to the shareholder as ordinary income.

For a dividend to be treated as qualified dividend income, the dividend must be received with respect to a share of stock held without being hedged by the ~~Fund~~Funds, and with respect to a share of the ~~Fund~~Funds held without being hedged by you, for 61 days during the 121-day period beginning at the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend or, in the case of certain preferred stock, 91 days during the 181-day period beginning 90 days before such date.

If your Fund shares are loaned out pursuant to a securities lending arrangement, you may lose the ability to treat Fund dividends paid while the shares are held by the borrower as qualified dividend income. In addition, you may lose the ability to use foreign tax credits passed through by the Fund if your Fund shares are loaned out pursuant to a securities lending agreement.

In general, your distributions are subject to U.S. federal income tax for the year when they are paid. Certain distributions paid in January, however, may be treated as paid on December 31 of the prior year.

If the ~~Fund's~~Funds' distributions exceed current and accumulated earnings and profits, all or a portion of the distributions made in the taxable year may be recharacterized as a return of capital to shareholders. Distributions in excess of the ~~Fund's~~Funds' minimum distribution requirements, but not in excess of the ~~Fund's~~Funds' earnings and profits, will be taxable to

shareholders and will not constitute nontaxable returns of capital. A return of capital distribution generally will not be taxable but will reduce the shareholder's cost basis and result in a higher capital gain or lower capital loss when those shares on which the distribution was received are sold. Once a shareholder's cost basis is reduced to zero, further distributions will be treated as capital gain, if the shareholder holds shares of the Fund as capital assets.

If you are neither a resident nor a citizen of the United States or if you are a non-U.S. entity, the ~~Fund's~~Funds' ordinary income dividends (which include distributions of net short-term capital gains) will generally be subject to a 30% U.S. withholding tax, unless a lower treaty rate applies, provided that withholding tax will generally not apply to any gain or income realized by a non-U.S. shareholder in respect of any distributions of long-term capital gains or upon the sale or other disposition of shares of the Fund.

A 30% withholding tax is currently imposed on U.S.-source dividends, interest and other income items, and will be imposed on proceeds from the sale of property producing U.S.-source dividends and interest paid after December 31, 2018, to (i) foreign financial institutions including non-U.S. investment funds unless they agree to collect and disclose to the Internal Revenue Service ("IRS") information regarding their direct and indirect U.S. account holders and (ii) certain other foreign entities, unless they certify certain information regarding their direct and indirect U.S. owners. To avoid withholding, foreign financial institutions will need to (i) enter into agreements with the IRS that state that they will provide the IRS information, including the names, addresses and taxpayer identification numbers of direct and indirect U.S. account holders, comply with due diligence procedures with respect to the identification of U.S. accounts, report to the IRS certain information with respect to U.S. accounts maintained, agree to withhold tax on certain payments made to non-compliant foreign financial institutions or to account holders who fail to provide the required information, and determine certain other information as to their account holders, or (ii) in the event that an applicable intergovernmental agreement and implementing legislation are adopted, provide local revenue authorities with similar account holder information.

Other foreign entities will need to provide the name, address, and taxpayer identification number of each substantial U.S. owner or certifications of no substantial U.S. ownership unless certain exceptions apply, or agree to provide certain information to other revenue authorities for transmittal to the IRS.

Dividends, interest and capital gains earned by the ~~Fund~~Funds with respect to non-U.S. securities may give rise to withholding, capital gains and other taxes imposed by non-U.S. countries. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. If more than 50% of the total assets of the ~~Fund~~Funds at the close of a year consists of non-U.S. stocks or securities (generally, for this purpose, depositary receipts, no matter where traded, of non-U.S. companies are treated as "non-U.S."), the ~~Fund~~Funds may "pass through" to you certain non-U.S. income taxes (including withholding taxes) paid by the ~~Fund~~Funds. This means that you would be considered to have received as an additional dividend your share of such non-U.S. taxes, but you may be entitled to either a corresponding tax deduction in calculating your taxable income, or, subject to certain limitations, a credit in calculating your U.S. federal income tax.

For purposes of foreign tax credits for U.S. shareholders of the ~~Fund~~Funds, foreign capital gains taxes may not produce associated foreign source income, thereby limiting a U.S. person's ability to use such credits.

If you are a resident or a citizen of the United States, by law, back-up withholding at a 28% rate will apply to your distributions and proceeds if you have not provided a taxpayer identification number or social security number and made other required certifications.

Taxes ~~When~~on Exchange-Listed Shares ~~are Sold~~ Sales

Currently, any capital gain or loss realized upon a sale of ~~Fund shares~~Shares is generally treated as ~~a~~ long-term capital gain or loss if the ~~shares~~Shares have been held for more than one year~~. Any~~ and as short-term capital gain or loss ~~realized upon a sale of Fund shares~~if the Shares have been held for one year or less~~.~~ The ability to deduct capital losses may be limited.

105

Taxes on Purchase and Redemption of Creation Units

An Authorized Participant who exchanges equity securities for Creation Units generally will recognize a gain or a loss. The gain or loss will be equal to the difference between the market value of the Creation Units at the time of the exchange and the exchanger's aggregate basis in the securities surrendered and the Cash Component paid. A person who exchanges Creation Units for equity securities will generally recognize a gain or loss equal to the difference between the exchanger's basis in the Creation Units and the aggregate market value of the securities received and the Cash Redemption Amount. The Internal Revenue Service, however, may assert that a loss realized upon an exchange of securities for Creation Units cannot be deducted currently under the rules governing "wash sales," or on the basis that there has been no significant change in economic position. Persons exchanging securities should consult their own tax advisor with respect to whether the wash sale rules apply and when a loss might be deductible.

Under current federal tax laws, any capital gain or loss realized upon redemption of Creation Units is generally treated as ~~short-term gain or loss, except that any capital loss on the sale of shares held for six months or less is treated as~~ long-term capital ~~loss to the extent that capital gain dividends were paid with respect to such shares. Any such capital gains, including from sales of Fund shares or from~~ gain or loss if the Shares have been held for more than one year and as a short-term capital gain ~~dividends, are included in "net investment income" for purposes of the 3.8% U.S. federal Medicare contribution tax mentioned above~~or loss if the Shares have been held for one year or less.

If you purchase or redeem Creation Units, you will be sent a confirmation statement showing how many and at what price you purchased or sold Shares.

The foregoing discussion summarizes some of the possible consequences under current ~~U.S.~~ federal tax law of an investment in a Fund. It is not a substitute for personal tax advice. You may also be subject to state and local taxation on Fund distributions~~the Fund. It is not a substitute for personal tax advice. You may also be subject to state and local taxation on~~

~~Fund distributions~~, and sales of ~~shares~~Fund Shares. *Consult your personal tax* ~~adviser~~*advisor about the potential tax consequences of an investment in* ~~shares of the~~ *Fund Shares under all applicable tax laws.*

~~**Creations and Redemptions**. Prior to trading in the secondary market, shares of the Fund are "created" at NAV by market makers, large investors and institutions only in block-size Creation Units of [_____] shares or multiples thereof. Each "creator" or authorized participant has entered into an agreement with the Fund's distributor, [_____] (the "Distributor"), an affiliate of MAM (an "Authorized Participant").~~

~~A creation transaction, which is subject to acceptance by the transfer agent, generally takes place when an Authorized Participant deposits into the Fund a designated portfolio of securities (including any portion of such securities for which cash may be substituted) and a specified amount of cash approximating the holdings of the Fund in exchange for a specified number of Creation Units. The composition of such portfolio generally corresponds pro rata to the holdings of the Fund.~~

~~Similarly, shares can be redeemed only in Creation Units, generally for a designated portfolio of securities (including any portion of such securities for which cash may be substituted) held by the~~ **OTHER INFORMATION**

For purposes of the 1940 Act, a Fund is treated as a registered investment company. Section 12(d)(1) of the 1940 Act restricts investments by investment companies in the securities of other investment companies, including Shares of each Fund. The SEC has issued an exemptive order to the Trust permitting registered investment companies to invest in the exchange-traded funds offered by the Trust beyond the limits of Section 12(d)(1) subject to certain terms and conditions set forth in an SEC exemptive order issued to the Trust, including that such registered investment companies enter into an agreement with the Trust.

Portfolio Holdings Information

A description of the Funds' policies and procedures with respect to the disclosure of its portfolio securities is available in the Funds' Statement of Additional Information ("SAI"). On each business day, before commencement of trading on NYSE Arca, each Fund will disclose on [_____] the identities and quantities of the Fund's portfolio holdings that will form the basis for the Fund's calculation of NAV at the

end of the business day. Fund fact sheets provide information regarding each Fund's top holdings and may be requested by calling [   ].

Premium/Discount Information

Information regarding how often the Shares of each Fund ~~and a specified amount of cash. *Except when aggregated in Creation Units, shares are not redeemable by the Fund.*~~

~~The price~~traded on the Exchange at ~~which creations and redemptions occur are based on the next calculation of NAV after a creation or redemption order is received in an acceptable form under the authorized participant agreement.~~

~~Only an Authorized Participant may create or redeem Creation Units directly with the Fund.~~

~~In the event of a system failure or other interruption, including disruptions~~a price above (i.e., at ~~market makers or Authorized Participants, orders to purchase or redeem Creation Units either may not be executed according to the Fund's instructions or may not be executed~~a premium) or below (i.e., at ~~all, or the Fund may not be able to place or change orders.~~

~~To the extent the Fund engages in in-kind transactions,~~a discount) the ~~Fund intends to comply with the U.S. federal securities laws in accepting securities for deposit and satisfying redemptions with redemption securities by, among other means, assuring that any securities accepted for deposit and any securities used to satisfy redemption requests will be sold in transactions that would be exempt from registration under the Securities Act of 1933, as amended (the "1933 Act"). Further, an Authorized Participant that is not a "qualified institutional buyer," as such term is defined under Rule 144A of the 1933 Act, will not be able to receive restricted securities eligible for resale under Rule 144A.~~

~~Creations and redemptions must be made through a firm that is either a member of the Continuous Net Settlement System of the National Securities Clearing Corporation or a DTC participant that has executed an agreement with the Distributor with respect to creations and redemptions of Creation Unit aggregations. Information about the procedures regarding creation and redemption of Creation Units (including the cut-off times for receipt of creation and redemption orders) is included in the Fund's SAI.~~

~~Because new shares may be created and issued on an ongoing basis, at any point~~NAV of each Fund during the ~~life of the Fund a "distribution," as such term is used in the 1933 Act, may be occurring. Broker-dealers and other persons are cautioned that some activities on their part may, depending on the circumstances, result in their being deemed~~

participants in a distribution in a manner that could render them statutory underwriters subject to the prospectus delivery and liability provisions of the 1933 Act. Any determination of whether one is an underwriter must take into account all the relevant facts and circumstances of each particular case.

Broker-dealers should also note that dealers who are not "underwriters" but are participating in a distribution (as contrasted to ordinary secondary transactions), and thus dealing with shares that are part of an "unsold allotment" within the meaning of Section 4(a)(3)(C) of the 1933 Act, would be unable to take advantage of the prospectus delivery exemption provided by Section 4(a)(3) of the 1933 Act. For delivery of prospectuses to exchange members, the prospectus delivery mechanism of Rule 153 under the 1933 Act is available only with respect to transactions on a national securities exchange.

Costs Associated with Creations and Redemptions. Authorized Participants are charged standard creation and redemption transaction fees to offset transfer and other transaction costs associated with the issuance and redemption of Creation Units. The standard creation and redemption transaction fees are set forth in the table below. The standard creation transaction fee is charged to the Authorized Participant on the day such Authorized Participant creates a Creation Unit, and is the same regardless of the number of Creation Units purchased by the Authorized Participant on the applicable business day. Similarly, the standard redemption transaction fee is charged to the Authorized Participant on the day such Authorized Participant redeems a Creation Unit, and is the same regardless of the number of Creation Units redeemed by the Authorized Participant on the applicable business day. Creations and redemptions for cash (when cash creations and redemptions (in whole or in part) are prior calendar year and subsequent quarters, when available or specified) are also subject to an additional charge (up to the maximum amounts shown in the table below). This charge is intended to compensate for brokerage, tax, foreign exchange, execution, price movement and other costs and expenses related to cash transactions. Investors who use the services of a broker or other financial intermediary to acquire or dispose of Fund shares may pay fees for such services.

The following table shows, as of [_____], the approximate value of one Creation Unit, standard fees and maximum additional charges for creations and redemptions (as described above):

Approximate Value of a Creation Unit	Creation Unit Size	Standard Creation/ Redemption Transaction Fee	Maximum Additional Charge for Creations*	Maximum Additional Charge for Redemptions*
$[___]	[___]	$[___]	[___]%	[___]%

* As a percentage of the net asset value per Creation Unit, inclusive, in the case of redemptions, of the standard redemption transaction fee.

Householding. Householding is an option, will be available to certain Fund investors. Householding is a method of delivery, based on the preference of the individual investor, in which a single copy of certain shareholder documents can be delivered to investors who share the same address, even if their accounts are registered under different names. Please contact your broker-dealer if you are interested in enrolling in householding and receiving a single copy of prospectuses and other shareholder documents, or if you are currently enrolled in householding and wish to change your householding status. at [_____].

Distribution

The Distributor or its agent distributes Creation Units for the Fund on an agency basis. The Distributor does not maintain a secondary market in shares of the Fund. The Distributor has no role in determining the policies of the Fund or the securities that are purchased or sold by the Fund. The Distributor's principal address is [_____].

MAM or its Affiliates make payments to broker-dealers, registered investment advisers, banks or other intermediaries (together, "intermediaries") related to marketing activities and presentations, educational training programs, conferences, the development of technology platforms and reporting systems, or their making shares of the Fund available to their customers generally and in certain investment programs. Such payments, which may be significant to the intermediary, are not made by the Fund. Rather, such payments are made by MAM or its Affiliates from their own resources, which come directly or indirectly in part from fees paid by the Fund. Payments of this type are sometimes referred to as revenue-sharing payments. A financial intermediary may make decisions about which investment options it recommends or makes available, or the level of services provided, to its customers based on the payments it is eligible to receive. Therefore, such payments to an intermediary create conflicts of interest between the intermediary and its customers and may cause the intermediary to recommend the Fund over another investment. More information regarding these payments is contained in the Fund's SAI. **Please contact your salesperson or other investment professional for more information regarding any such payments his or her firm may receive from OBP, MMA or their Affiliates.**

FINANCIAL HIGHLIGHTS

Because the ~~Fund is~~Funds are newly organized, there is no financial or performance information for the ~~Fund~~Funds in this Prospectus. You may request a copy of the ~~Fund's~~Funds' annual and semi-annual reports, once available, at no charge by calling the ~~Fund~~Funds at [_____].[_____].

For more information visit [_____] or call [_____]

Copies of the Prospectus, SAI and recent shareholder reports can be found on our website at [_____]. For more information about the Fund, you may request a copy of the SAI. The SAI provides detailed information about the Fund and is incorporated by reference into this Prospectus. This means that the SAI, for legal purposes, is a part of this Prospectus.

If you have any questions about the Fund or shares of the Fund or you wish to obtain the SAI or Annual Report free of charge, please:

Call: [_____]   (toll   free)

Monday through Friday, 8:30 a.m. to 6:30 p.m. (Eastern time)

Email: [_____]

Write: [_____]

Information about the Fund (including the SAI) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C., and information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Reports and other information about the Fund are available on the EDGAR database on the SEC's website at www.sec.gov, and copies of this information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, D.C. 20549-1520.

No person is authorized to give any information or to make any representations about the Fund and its shares not contained in this Prospectus and you should not rely on any other information. Read and keep this Prospectus for future reference.

Investment Company Act File No.: [_____]